Filing pursuant to Registration

Statement number 333-121120

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b) (2)

WELLS FARGO BANK, NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

A National Banking Association	94-1347393
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

101 North Phillips Avenue Sioux Falls, SD	57104
(Address of principal executive offices)	(Zip code)

Wells Fargo & Company

Law Department, Trust Section

MAC N9305-175

Sixth Street and Marquette Avenue, 17th Floor

Minneapolis, Minnesota 55479

(612) 667-4608

(Name, address and telephone number of agent for service)

Americredit Automobile Receivables Trust 2005-C-F

(Exact name of obligor as specified in its charter)

Delaware	Applied For
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, DE	19890
(Address of principal executive offices)	(Zip code)

Asset Backed Notes of Americredit Automobile Receivables Trust 2005-C-F

(Title of Indenture Securities)

Item 1.	General Information. Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Treasury Department

Washington, D.C.

Federal Deposit Insurance Corporation

Washington, D.C.

Federal Reserve Bank of San Francisco

San Francisco, California 94120

(b)	Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

Item 2.	Affiliations with Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

None with respect to the trustee.

No responses are included for Items 3-14 of this Form T-1 because the obligor is not in default as provided under Item 13.

Item 15.	Foreign Trustee. Not applicable.

Item 16.	List of Exhibits. List below all exhibits filed as a part of this Statement of Eligibility.

Exhibit 1.	A copy of the Articles of Association of the trustee now in effect.

Exhibit 2.	A copy of the Comptroller of the Currency Certificate of Corporate Existence for Wells Fargo Bank, National Association, dated April 28, 2005

Exhibit 3.	A copy of the authorization of the trustee to exercise corporate trust powers. A copy of the Comptroller of the Currency Certificate of Corporate Existence (with Fiduciary Powers) for Wells Fargo Bank, National Association, dated March 2, 2004.

Exhibit 4.	Copy of By-laws of the trustee as now in effect.

Exhibit 5.	Not applicable.

Exhibit 6.	The consent of the trustee required by Section 321(b) of the Act.

Exhibit 7.	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

Exhibit 8.	Not applicable.

Exhibit 9.	Not applicable.

Filing pursuant to Registration

Statement number 333-121120

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wells Fargo Bank, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Minneapolis and State of Minnesota on the 25th day of August 2005.

WELLS FARGO BANK, NATIONAL ASSOCIATION

/s/ JOE NARDI
Joe Nardi Vice President

EXHIBIT 1

WELLS FARGO BANK, NATIONAL ASSOCIATION

ARTICLES OF ASSOCIATION

EFFECTIVE OCTOBER 30, 1998

ARTICLE I - NAME

The title of the Association shall be WELLS FARGO BANK, NATIONAL ASSOCIATION.

ARTICLE II - OFFICES

1. Main Office. The main office of the Association shall be in the City and County of San Francisco, State of California. The Board of Directors shall have the power to change the location of the main office to any other place within the City and County of San Francisco, State of California, without the approval of the stockholders, but subject to the approval of the Comptroller of the Currency.

2. Branch Offices. The Board of Directors shall have the power to establish or change the location of any branch or branches of the Association to any other location, without the approval of the stockholders but subject to the approval of the Comptroller of the Currency.

3. Conduct of Business. The general business of the Association shall be conducted at its main office and its branches.

ARTICLE III - BOARD OF DIRECTORS

1. Number; Vacancy. The Board of Directors of the Association shall consist of not less than five nor more than twenty-five persons, the exact number of Directors within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full Board of Directors or by resolution of the stockholders at any annual or special meeting thereof. Unless otherwise provided by the laws of the United States, any vacancy in the Board of Directors for any reason, including an increase in the number thereof, may be filled by action of the Board of Directors.

2. Appointment of Officers. The Board of Directors shall appoint one of its members as the President of the Association. The President shall also be the Chairman of the Board unless the Board of Directors appoints another Director to be the Chairman of the Board. The Board of Directors shall have the power to appoint or to determine the manner of appointing the other officers of the Association.

3. Powers. The Board of Directors shall have the power to define or to determine the manner of defining the duties of the officers and employees of the Association; to fix or to determine the manner of fixing the salaries to be paid to them; to dismiss or to determine the manner of dismissing them; to require bonds from them and to fix the penalty thereof; to regulate the manner in which any increase of the capital of the Association shall be made; to manage and administer the business and affairs of the Association; to make all By-Laws that it may be lawful for the Board of Directors to make; and generally to do and perform all acts that it may be legal for a Board of Directors to do and perform.

ARTICLE IV - MEETINGS OF STOCKHOLDERS

1. Annual Meeting. The annual meeting of the stockholders for the election of Directors and the transaction of whatever other business may be brought before said meeting shall be held at the main office or such other place as the Board of Directors may designate, on the day of each year specified therefor in the By-Laws, but if no election is held on that day, it may be held on any subsequent day according to the provisions of law; and all elections shall be held according to such lawful regulations as may be prescribed by the Board of Directors.

2. Special Meetings. Special meetings of the stockholders of this Association unless otherwise regulated by statute, for any purpose or purposes whatsoever, may be called at any time by the Board of Directors, the chief executive officer or by one or more stockholders holding not less than one-fifth of the voting power of the Association.

3. Notice of Meetings. Unless otherwise regulated by statute, a notice of the time, place and purpose of every annual and special meeting of the stockholders shall be given by first-class mail, postage prepaid, mailed at least ten days prior to the date of such meeting to each stockholder of record at his address as shown upon the books of the Association.

4. Written Consents. Unless otherwise regulated by statute, any action required or permitted to be taken by the stockholders may be taken without a meeting, if all stockholders shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the stockholders. Such action by written consent shall have the same force and effect as the unanimous vote of the stockholders.

ARTICLE V - INDEMNITY

Any person, his heirs, executors, or administrators, may be indemnified or reimbursed by the Association for reasonable expenses actually incurred in connection with any action, suit, or proceeding, civil or criminal, to which he or they shall be made a party by reason or his being or having been a Director, officer, or employee of the Association or of any firm, corporation, or organization which he served in any such capacity at the request of the Association: Provided, however, that no person shall be so indemnified or reimbursed in relation to any matter in such action, suit, or proceeding as to which he shall finally be adjudged to have been guilty of or liable for gross negligence, willful misconduct or criminal acts in the performance of his duties to the Association: And, provided further, that no person shall be so indemnified or reimbursed in relation to any matter in such action, suit, or proceeding which has been made the subject of a compromise settlement except with the approval of a court of competent jurisdiction, or the holders of record of a majority of the outstanding shares of the Capital Stock of the Association, or the Board of Directors, acting by vote of Directors not parties to the same or substantially the same action, suit, or proceeding, constituting a majority of the entire number of Directors. The foregoing right of indemnification or reimbursement shall not be exclusive of other rights to which such person, his heirs, executors, or administrators, may be entitled as a matter of law. The Association may, upon the affirmative vote of a majority of its Board of Directors, purchase insurance for the purpose of indemnifying its Directors, officers, or employees.

ARTICLE VI - CAPITAL

1. Capitalization. The Association is authorized to issue a total of 112,200,000 shares of common stock (the “Common Stock”) and 1,225,000 shares of preferred stock. The aggregate par value of all the shares of Common Stock which the Association shall be authorized to issue shall be $1,122,000,000, and the par value of each share of Common Stock which the Association shall be authorized to issue shall be Ten Dollars ($10.00). The aggregate par value of all the shares of preferred stock which the Association shall be authorized to issue shall be $12,250, and the par value of each share of preferred stock which the Association shall be authorized to issue shall be One Cent ($0.01).

2. Voting Rights. Each holder of Common Stock shall be entitled to vote on all matters, one vote for each share of Common Stock held by him, provided that, in all elections of Directors, each holder of Common Stock shall have the right to vote the shares allocated to the number of shares owned by him for as many persons as there are Directors to be elected, or to cumulate such votes and give one candidate as many votes as the number of Directors to be elected multiplied by the number of votes allocable to his share shall equal, or to distribute such votes on the same principle among as many candidates as he shall think fit.

3. Debt Obligations. The Association, at any time and from time to time, may authorize the issue of debt obligations, whether or not subordinated, without the approval of the stockholders.

4. Preferred Stock, Series A.

A. Designation. 1,225,000 shares of the preferred stock of the Association are designated as 7 3/4% Noncumulative Preferred Stock, Series A (hereinafter referred to as the “Series A Preferred Shares” or the “Series”). The Series A Preferred Shares shall have a liquidation preference of $1,000 per share (the “Liquidation Preference”). The number of authorized Series A Preferred Shares may be reduced by further resolution duly adopted by the Board of Directors of the Association (the “Board”) and by the filing of articles of amendment stating that such reduction has been so authorized. The number of authorized shares of this Series shall not be increased.

B. Dividends. (a) Dividends on the Series A Preferred Shares shall be payable at a rate of 7 3/4% of the Liquidation Preference per annum, if, when and as declared by the Board out of assets of the Association legally available therefor. If declared, dividends on the Series A Preferred Shares shall be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year (a “Dividend Date”), commencing on the first Dividend Date after the Time of Exchange (as defined below). Dividends will accrue from the first day of the fiscal quarter ending on each Dividend Date (each a “Dividend Period”), whether or not declared or paid for the prior Dividend Period. Each declared dividend shall be payable to the holder of record of the Series A Preferred Shares as it appears at the close of business on the stock register of the Association on such record date, not exceeding 45 days preceding the payment date thereof, as shall be fixed by the Board.

(b) If the Board fails to declare a dividend on the Series A Preferred Shares for any Dividend Period, then the holder of the Series A Preferred Shares will have no right to receive a dividend on such shares for that Dividend Period, and the Association will have no obligation to pay a dividend for that Dividend Period, whether or not dividends are declared and paid for any future Dividend Period with respect to either the Series A Preferred Shares or the Common Stock of the Association.

(c) If full dividends on the Series A Preferred Shares for any Dividend Period shall not have been declared and paid, or declared and a sum sufficient for the payment thereof shall not have been set apart for such payment, no dividends shall be declared or paid or set aside for payment and no other distribution shall be declared or made or set aside for payment upon the Common Stock or any other capital stock of the Association ranking junior to or on a parity with the Series A Preferred Shares as to dividends or amounts upon liquidation, nor shall any Common Stock or any other capital stock of the Association ranking junior to or on a parity with the Series A Preferred Shares as to dividends or amounts upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies to be paid to or made available for a sinking fund for the redemption of any such stock) by the Association (except by conversion into or exchange for other capital stock of the Association ranking junior to the Series A Preferred Shares as to dividends and amounts upon liquidation), until such time as dividends on all outstanding Series A Preferred Shares have been (i) declared and paid declared for three consecutive Dividend Periods and (ii) declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the fourth consecutive Dividend Period. Notwithstanding the above, nothing in this subparagraph shall prevent the Association from treating an amount consented to by a holder of the Common Stock under the provisions of section 565 of the Internal Revenue Code of 1986, as amended (the “Code”), as a dividend for purposes of the dividends paid deduction under section 561 of the Code.

(d) When dividends are not paid in full (or a sum sufficient for such full payment is not set apart) upon the Series A Preferred Shares and the shares of any other series of capital stock of the Association ranking on a parity as to dividends with the Series A Preferred Shares, all dividends declared upon the Series A Preferred Shares and any such other series of capital stock shall be declared pro rata so that the amount of dividends declared per share on the Series A Preferred Shares and such other series of capital stock shall, in all cases, bear to each other the same ratio that full dividends, for the then-current Dividend Period, per share on the Series A Preferred Shares (which shall not include any accumulation in respect of unpaid dividends for prior Dividend Periods) and full dividends, including required or permitted accumulations, if any, on such other series of capital stock bear to each other.

(e) The holder of the Series A Preferred Shares shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full dividends, as herein provided, on the Series A Preferred Shares. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Shares which may be in arrears.

C. Redemption. (a) With the prior approval of the United States Office of the Comptroller of the Currency (the “OCC”), the Association, at its option, may redeem the Series A Preferred Shares, in whole or in part, at any time or from time to time, at a redemption price equal to the Liquidation Preference per share, plus accrued and unpaid dividends thereon to the date fixed for redemption.

(b) In the event the Association shall redeem any of the Series A Preferred Shares, notice of such redemption shall be given by first-class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the redemption date, to the holder of record of the Series A Preferred Shares, at the holder’s address as the same appears on the stock register of the Association. Each such notice shall state: (i) the redemption date; (ii) the number of Series A Preferred Shares to be redeemed and, if fewer than all the Series A Preferred Shares held by the holder are to be redeemed, the number of such shares to be redeemed from the holder; (iii) the redemption price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.

(c) Notice having been mailed as aforesaid, from and after the redemption date (unless default shall be made by the Association in providing money for the payment of the redemption price), said Series A Preferred Shares shall no longer be deemed to be outstanding, and all rights of the holder thereof as a stockholder of the Association (except the right to receive from the Association the redemption price) shall cease. If such shares are represented by a certificate, upon surrender in accordance with said notices of the a certificate for any Series A Preferred Shares so redeemed (properly endorsed or assigned for transfer, if the Board shall so require and the notice shall so state), such shares shall be redeemed by the Association at the redemption price aforesaid. In case fewer than all the Series A Preferred Shares represented by any such certificate is redeemed, a new certificate shall be issued representing the unredeemed Series A Preferred Shares without cost to the holder thereof.

(d) Any Series A Preferred Shares, which shall at any time have been redeemed, shall, after such redemption, have the status of authorized but unissued shares of Preferred Stock, without designation as to series until such shares are once more designated as part of a particular series by the Board.

D. Automatic Exchange. (a) Series A Preferred Shares will be issued only in exchange (the “Automatic Exchange”) for shares of 7 3/4% Noncumulative Exchangeable Preferred Stock, Series A, $0.01 par value per share (a “REIT Preferred Share”), of Wells Fargo Realty Corporation II, a Maryland corporation (the “REIT”), upon the terms and conditions set forth in this Section D.

(b) The Automatic Exchange will occur only if the appropriate federal regulatory agency directs in writing (a “Directive”) an exchange of the REIT Preferred Shares for the Series A Preferred Shares because (i) the REIT becomes “undercapitalized” under prompt corrective action regulations, (ii) the REIT is placed into conservatorship or receivership or (iii) the appropriate federal regulatory agency, in its sole discretion, anticipates the REIT becoming “undercapitalized” in the near term (an “Exchange Event”).

(c) Upon an Exchange Event, upon surrender to the Association by the holder of the REIT Preferred Shares of the certificate, if any, representing each share of the REIT Preferred Shares of the holder, the Association shall be unconditionally obligated to issue to the holder in exchange for each such REIT Preferred Share a certificate representing one Series A Preferred Share.

(d) The Automatic Exchange shall occur as of 8:00 a.m., Eastern Time, on the date for such exchange set forth in the Directive, or, if such date is not set forth in the Directive, as of 8:00 a.m., Eastern Time, on the earliest possible date such exchange could occur consistent with the Directive (the “Time of Exchange”). As of the Time of Exchange, the holder of the REIT Preferred Shares shall thereupon and thereafter be deemed to be and shall be for all purposes a holder of Series A Preferred Shares. The Association shall deliver to the holder of REIT Preferred Shares a certificate for Series A Preferred Shares upon surrender of the certificate for the REIT Preferred Shares. Until such replacement stock certificate is delivered (or in the event such replacement certificate is not delivered), any certificate previously representing the REIT Preferred Shares shall be deemed for all purposes to represent Series A Preferred Shares.

(e) In the event the Automatic Exchange occurs, any accrued and unpaid dividends on the REIT Preferred Shares as of the Time of Exchange would be deemed to be accrued and unpaid dividends on the Series A Preferred Shares.

E. Conversion. The holder of Series A Preferred Shares shall not have any rights to convert such shares into shares of any other class or series of capital stock of the Association.

F. Liquidation Rights. (a) Upon the voluntary or involuntary dissolution, liquidation or winding up of the Association, the holder of the Series A Preferred Shares shall be entitled to receive and to be paid out of the assets of the Association available for distribution to its stockholder, before any payment or distribution shall be made on the Common Stock or on any other class of stock ranking junior to the Series A Preferred Shares upon liquidation, the amount of the Liquidation Preference per share, plus the quarterly accrued and unpaid dividend thereon to the date of liquidation.

(b) After the payment to the holder of the Series A Preferred Shares of the full preferential amounts provided for in this Section F, the holder of the Series A Preferred Shares as such shall have no right or claim to any of the remaining assets of the Association.

(c) If, upon any voluntary or involuntary dissolution, liquidation or winding up of the Association, the amounts payable with respect to the Liquidation Preference and any other shares of capital stock of the Association ranking as to any such distribution on a parity with the Series A Preferred Shares are not paid in full, the holder of the Series A Preferred Shares and of such other shares will share ratably in any such distribution of assets of the Association in proportion to the full respective liquidating distributions to which they are entitled.

(d) Neither the sale of all or substantially all the property or business of the Association, nor the merger or consolidation of the Association into or with any other Association, nor the merger or consolidation of any other Association into or with the Association shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, of the Association for purposes of this Section F.

(e) Upon the dissolution, liquidation or winding up of the Association, the holder of the Series A Preferred Shares then outstanding shall be entitled to be paid out of the assets of the Association available for distribution to its stockholder all amounts to which the holder is entitled pursuant to paragraph (a) of this Section F before any payment shall be made to the holder of any class of capital stock of the Association ranking junior to the Series A Preferred Shares upon liquidation.

G. Ranking. For purposes of these articles, any stock of any class or classes of the Association shall be deemed to rank:

(a) Prior to the Series A Preferred Shares, either as to dividends or upon liquidation, if the holder of such class or classes shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Association, as the case may be, in preference or priority to the holder of the Series A Preferred Shares;

(b) On a parity with the Series A Preferred Shares, either as to dividends or upon liquidation, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share or sinking fund provisions, if any, be different from those of the Series A Preferred Shares, if the holder of such stock shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Association, as the case may be, without preference or priority, one over the other, as between the holder of such stock and the holder of the Series A Preferred Shares; and

(c) Junior to the Series A Preferred Shares, either as to dividends or upon liquidation, if such class shall be Common Stock or if the holder of the Series A Preferred Shares shall be entitled to receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Association, as the case may be, in preference or priority to the holder of shares of such class or classes.

H. Voting Rights. The Series A Preferred Shares shall not have any voting rights, either general or special, unless required by applicable law.

ARTICLE VII - PERPETUAL EXISTENCE

The corporate existence of the Association shall continue until terminated in accordance with the laws of the United States.

ARTICLE VIII - AMENDMENT

These Articles of Association may be amended at any regular or special meeting of the stockholders by the affirmative vote of the holders of a majority of the Capital Stock of the Association, unless the vote of the holders of a greater amount of Capital Stock is required by law, and in that case by the vote of the holders of such greater amount.

Exhibit 2

Comptroller of the Currency

Administrator of National Banks

Washington, D.C. 20219

CERTIFICATE OF CORPORATE EXISTENCE

I, Julie L. Williams, Acting Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering of all National Banking Associations.

2. “Wells Fargo Bank, N.A.,” Sioux Falls, South Dakota, (Charter No. 1741) is a National Banking Association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this Certificate.

IN TESTIMONY WHEREOF, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the Treasury Department in the City of Washington and District of Columbia, this April 28, 2005.

Acting Comptroller of the Currency

Exhibit 3

Comptroller of the Currency

Administrator of National Banks

Washington, D.C. 20219

Certificate of Corporate Existence and Fiduciary Powers

I, John D. Hawke, Jr., Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession , custody and control of all records pertaining to the chartering of all National Banking Associations.

2. “Wells Fargo Bank, National Association,” Sioux Falls, South Dakota, (Charter No. 1741) is a National Banking Association formed under the laws of the United States and is authorized thereunder to transact the business of banking and exercise Fiduciary Powers on the date of this Certificate.

IN TESTIMONY WHEREOF, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the Treasury Department in the City of Washington and District of Columbia, this March 2, 2004.

Comptroller of the Currency

EXHIBIT 4

BY-LAWS

OF

WELLS FARGO BANK, NATIONAL ASSOCIATION

(As amended November 2, 2000)

ARTICLE I

MEETINGS OF STOCKHOLDERS

SECTION 1. Annual Meetings. All annual meetings of the stockholders of Wells Fargo Bank, National Association (the “Bank”) shall be held at the head office of the Bank, or other convenient place duly authorized by the Board of Directors, on the third Monday of April in each year at 3:30 o’clock p.m., if not a bank holiday, and if a bank holiday then on the next succeeding business day at the same hour and place. At such meetings, directors shall be elected, reports of the affairs of the Bank shall be considered, and any other business may be transacted which is within the powers of the stockholders.

SECTION 2. Special Meetings. Special meetings of the stockholders, unless otherwise regulated by statute, for any purpose or purposes whatsoever, may be called at any time by the Board of Directors, the chief executive officer or one or more stockholders holding not less than one-fifth of the voting power of the Bank. Such meetings shall be held at the head office of the Bank or other convenient place duly authorized by the Board of Directors.

SECTION 3. Notice of Meetings. Unless otherwise provided by statute, a notice of the time, place and purpose of every annual and special meeting of the stockholders shall be given by first-class mail, postage prepaid, mailed at least 10 days prior to the date of such meeting to each stockholder of record at his or her address as shown upon the books of the Bank, or if no address is shown, at 464 California Street, San Francisco, California. Except as otherwise provided by statute, the transactions of any meeting of stockholders, however called and noticed and wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the stockholders entitled to vote, not present in person or by proxy, signs a written waiver of notice of such meeting. All such waivers shall be filed with the records of the Bank or made a part of the minutes of the meeting.

SECTION 4. Proxies. Stockholders may vote at any meeting of the stockholders by proxies duly authorized in writing, but no officer or employee of the Bank shall act as proxy. Proxies shall be valid only for one meeting, to be specified therein, and any adjournments of such meeting. Proxies shall be dated and shall be filed with the records of the meeting.

SECTION 5. Quorum. Except as otherwise provided by law, the attendance of the holders of a majority of the capital stock issued and outstanding and entitled to vote, either present in person or represented by proxy, is requisite and shall constitute a quorum for the transaction of business at all meetings of the stockholders. A majority of the votes cast shall decide every question or matter submitted to the stockholders at any meeting, unless otherwise provided by law or by the Articles of Association.

SECTION 6. Written Consents. Any action required or permitted to be taken by the stockholders may be taken without a meeting if all stockholders shall individually or collectively consent in writing to such action. Any such written consent shall be filed with the minutes of the proceedings of the stockholders. Such action by written consent shall have the same force and effect as the unanimous vote of the stockholders.

ARTICLE II

DIRECTORS

SECTION 1. Corporate Powers, Number. The corporate powers of this Bank shall be vested in and exercised by a Board of Directors consisting of five members.

SECTION 2. Election, Vacancies. The directors shall be elected by ballot at the annual meeting of the stockholders. Each director shall serve until the organizational meeting of the Board of Directors held pursuant to Section 3 of this Article in the year next following his or her election and until his or her successor has been elected and has qualified. Vacancies in the Board of Directors shall be filled by the majority vote of the other directors then in office or by the stockholders.

SECTION 3. Organizational Meeting. The directors, without further notice, shall meet on the next business day immediately following the adjournment of the stockholders’ meeting at which they have been elected and shall, pursuant to Section 1 of Article III hereof, proceed to elect the officers of the Bank. At said meeting the Board of Directors may consider and act upon any other business which may properly be brought before the meeting.

SECTION 4. Place of Meetings. The Board of Directors shall hold its meetings at the head office of the Bank or at such other place as may from time to time be designated by the Board of Directors or by the chief executive officer.

SECTION 5. Regular Meetings. Regular meetings of the Board of Directors shall be held on such days and at such time as may be designated from time to time for such purpose by the Board of Directors. If the day of any regular meeting shall fall upon a bank holiday, the meeting shall be held at the same hour on the first day following which is not a bank holiday. No call or notice of a regular meeting need be given unless the meeting is to be held at a place other than the head office of the Bank.

SECTION 6. Special Meetings. Special meetings shall be held when called by the chief executive officer or at the written request of two directors.

SECTION 7. Quorum; Adjourned Meetings. A majority of the authorized number of directors shall constitute a quorum for the transaction of business. A majority of the directors present, whether or not a quorum, may adjourn any meeting to another time and place, provided that, if the meeting is adjourned for more than 30 days, notice of the adjournment shall be given in accordance with these By-Laws.

SECTION 8. Notice; Waivers of Notice. Notice of special meetings and notice of regular meetings held at a place other than the head office of the Bank shall be given to each director, and notice of a meeting adjourned for more than 30 days shall be given prior to the adjourned meeting to all directors not present at the time of the adjournment. No such notice need specify the purpose of the meeting. Such notice shall be given four days prior to the meeting if given by mail or on the day preceding the day of the meeting if delivered personally or by telephone, facsimile, telex or telegram. Such notice shall be addressed or delivered to each director at such director’s address as shown upon the records of the Bank or as may have been given to the Bank by the director for the purposes of notice. Notice need not be given to any director who signs a waiver of notice (whether before or after the meeting) or who attends the meeting without protesting the lack of notice prior to its commencement. All such waivers shall be filed with and made a part of the minutes of the meeting.

SECTION 9. Written Consents. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting if all members of the Board of Directors shall individually or collectively consent in writing to such action. Any such written consent shall be filed with the minutes of the proceedings of the Board of Directors. Such action by written consent shall have the same force and effect as the unanimous vote of the directors.

SECTION 10. Telephonic Meetings. A meeting of the Board of Directors or of any committee thereof may be held through the use of conference telephone or similar communications equipment, so long as all members participating in such meeting can hear one another. Participation in such a meeting shall constitute presence at such meeting.

SECTION 11. Compensation. Directors shall receive no compensation as such for attendance at meetings of the Board of Directors or of its committees.

SECTION 12. Executive Committee. There shall be an Executive Committee consisting of the Chairman of the Board, presiding, and the President. The Executive Committee shall be subject to the control of the Board of Directors but, subject thereto, it shall have the fullest authority to act for and on behalf of the Bank and it shall have all of the powers of the Board of Directors, which, under the law, is possible for the Board of Directors to delegate to such a Committee, including the supervision of the general management direction and superintendence of the business affairs of the Bank.

SECTION 13. Other Committees; Alternate Members. By resolution adopted by a majority of the authorized number of directors, the Board of Directors may constitute one or more committees to act as or on behalf of the Board of Directors. Each such committee shall consist of one or more directors designated by the Board of Directors to serve on such committee at the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, which alternate members may replace any absent member at any meeting of such committee in the order designated. Failing such designation and in the absence or disqualification of a member of a Committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

SECTION 14. Committee Members’ Term of Service. Each Committee member shall serve until the organizational meeting of the Board of Directors held pursuant to Section 3 of this Article in the year next following his or her election and until his or her successor has been elected and has qualified, but any such member may be removed at any time by the Board of Directors. Vacancies in any of said committees, however created, shall be filled by the Board of Directors.

SECTION 15. Committee Meeting Procedures. Subject to these By-Laws and the Board of Directors, each Committee shall have the power to determine the form of its organization, and the provisions of these By-Laws governing the calling, notice and place of special meetings of the Board of Directors shall apply to all meetings of any Committee unless such committee fixes a time and place for regular meetings in which case notice for such meeting shall be unnecessary. The provisions of these By-Laws regarding meetings of the Board of Directors, however called or noticed, shall apply to all meetings of any Committee. A majority of the members of any such committee shall be necessary to constitute a quorum and sufficient for the transaction of business and any act of a majority present at a meeting of any such committee of which there is a quorum present shall be the act of such committee. Any action which may be taken at a meeting of any Committee of the Board may be taken without a meeting, if all members of said Committee individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of said Committee and shall have the same force and effect as the unanimous vote of the Committee members. Each committee shall cause to be kept a full and complete record of its proceedings, which shall be available for inspection by any director. There shall be presented at each meeting of the Board of Directors copies of the minutes of all proceedings and all actions taken by written consent of each committee since the preceding meeting of the Board of Directors.

ARTICLE III

OFFICERS

SECTION 1. Officers, Election. The Bank shall have (i) a Chairman of the Board, (ii) a President and (iii) a Secretary. The Bank also may have one or more Vice Chairmen, one or more Executive Vice Presidents, one or more Senior Managing Directors, a Controller, one or more Managing Directors, one or more Senior Vice Presidents, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Secretaries and such other officers as may be created by the Board, the Chief Executive Officer or any officer or committee whom the Board or the Chief Executive Officer may authorize to perform this duty. The Chairman of the Board and the President shall be elected from among the members of the Board of Directors. The following offices shall be filled only pursuant to election by the Board of Directors: Chairman of the Board, President, Vice Chairman, Executive Vice President, Senior Vice President, Senior Trust Officer, Controller and Secretary. Other officers may be appointed by the Board, the Chief Executive Officer or by any officer or committee who may be authorized to perform this duty by the Board or the Chief Executive Officer. All officers shall hold office at will, at the pleasure of the Board of Directors, the Chief Executive Officer, the officer or committee having the authority to appoint such officers, and the officer or committee authorized by the Board or the Chief Executive Officer to remove such officers, and may be removed at any time, with or without notice and with or without cause. No authorization by the Chief Executive Officer to appoint or remove officers shall be effective unless done in writing and signed by the Chief Executive Officer. One person may hold more than one office except the offices of President and Secretary may not be held by the same person.

SECTION 2. Chairman of the Board. The Chairman of the Board shall, when present, preside at all meetings of stockholders and of the Board of Directors and shall be the chief executive officer of the Bank. As chief executive officer he shall, subject to the provisions of these By-Laws and such resolutions of the Board of Directors as shall be in effect from time to time, exercise general supervision over the property, affairs and business of the Bank and prescribe or, to the extent that he shall deem appropriate, designate an officer or committee or prescribe the duties, authority and signing powers of all other officers and employees. The Chairman of the Board shall preside at all meetings of the Executive Committee.

SECTION 3. President. The President shall, subject to these By-Laws, exercise such powers and perform such duties as may from time to time be prescribed by the Board of Directors. In the absence of the Chairman of the Board, the President shall preside over the meetings of the stockholders and of the Board of Directors.

SECTION 4. Absence or Disability of Chief Executive Officer. In the absence or disability of the Chairman of the Board, the President shall act as chief executive officer. In the absence or disability of the Chairman of the Board and the President, the officer designated by the Board of Directors or, if there be no such designation, the officer designated by the Chairman of the Board shall act as the chief executive officer. The Chairman of the Board shall at all times have on file with the Secretary his written designation of the officer from time to time so designated by him to act as the chief executive officer in his absence or disability and in the absence or disability of the President.

SECTION 5. Secretary. The Secretary shall keep the minutes of the meetings of the Board of Directors and of the Executive Committee and shall perform such other duties as may be prescribed by the Board of Directors or the chief executive officer. The Secretary is assigned all of the duties previously assigned to, or authorized by law, custom or usage to be performed by, a cashier. In the absence of the Secretary, one of the Assistant Secretaries, or an officer designated by the chief executive officer, shall perform the duties and functions of the Secretary.

ARTICLE IV

EMERGENCY PROCEDURES

SECTION 1. “Emergency” Defined. As used in this Article, “emergency” shall mean any disorder, disturbance or damage caused by or resulting from any natural disaster, act of God, act of war, enemy attack, outbreak of hostilities, civil unrest or other similar cause or event beyond the control of the Bank which prevents management by the Board of Directors and conduct by the officers of the business and affairs of the Bank in the manner provided for in the Articles of Association and in the other Articles of these By-Laws. The powers and duties conferred and imposed by this Article and any resolutions adopted pursuant hereto shall be effective only during an emergency. This Article may be implemented from time to time by resolutions adopted by the Board of Directors before or during an emergency, or during an emergency by the Executive Committee or an Emergency Managing Committee constituted and then acting pursuant hereto. An emergency, once commenced, shall be deemed to continue until terminated by resolutions adopted for that purpose by the Board of Directors. During an emergency the provisions of this Article and any implementing resolutions shall supersede any conflicting provisions of any Article of these By-Laws or resolutions adopted pursuant thereto.

SECTION 2. Conduct of Affairs. During any emergency, the officers and employees of the Bank shall continue, so far as possible, to conduct the affairs and business of the Bank under the guidance of the Board of Directors, or the Executive Committee or any Emergency Managing Committee acting pursuant to this Article, and in accordance with known orders of governmental authorities.

SECTION 3. Power of Executive Committee. If, during any emergency, a quorum of either the Board of Directors or the Executive Committee cannot be found or is unable to act, any available member of the Executive Committee shall constitute a quorum of the Executive Committee and as such shall have and may exercise the fullest power to conduct and manage the business and affairs of the Bank and to relocate the head office or any other office or branch as circumstances may require, provided that the Executive Committee shall, during any emergency, comply with Sections 1 and 2 of Article I, relating to annual and special meetings of the stockholders, to the extent that such compliance is practicable. If no member of the Executive Committee is available to serve, any two or more available directors shall be deemed to constitute a quorum of the Executive Committee for exercise of the powers conferred and performance of the duties imposed by this Section 3.

SECTION 4. Power of Emergency Managing Committee. If, during any emergency, neither a quorum of the Board of Directors nor the Executive Committee as provided in Section 3 above is available to serve, then the powers conferred and duties imposed by said Section 3 shall be vested in and devolve upon an Emergency Managing Committee consisting of all available directors, the then acting chief executive officer if he or she is available, and as many Vice Presidents or officers senior thereto as may be necessary to constitute a total of five committee members. If officers are needed to serve on the Emergency

Managing Committee initially, or to fill vacancies from time to time, such vacancies shall be filled by the available Vice Presidents and officers senior thereto assigned to the head office as constituted prior to the emergency in order of their rank and seniority. If a sufficient number of such officers is not available, such vacancies shall be filled by other Vice Presidents selected by the incumbent members of the Emergency Managing Committee. Any two members of the Emergency Managing Committee and the then acting chief executive officer, if he or she is available, shall constitute a quorum of the Emergency Managing Committee and shall have and exercise all of the powers conferred and perform the duties imposed by this Section 4. If the then acting chief executive officer is not available, any three members of the Emergency Managing Committee shall constitute a quorum of said committee.

ARTICLE V

DEPOSITS

The Board of Directors shall have the right to establish the terms and conditions of agreements, rules and regulations upon which deposits may be made with and will be repaid by the Bank or any office of the Bank. Subject to the exercise of such right by the Board of Directors and to applicable law, and not inconsistent therewith, the chief executive officer of the Bank, or such other officer or officers or committee whom he may authorize to perform this duty, or the designees of such officer, officers or committee, shall establish the terms and conditions of agreements, rules and regulations with respect to such deposits.

ARTICLE VI

INDEMNIFICATION

SECTION 1. Action, etc. Other Than by or in the Right of the Bank. The Bank shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding or investigation, whether civil, criminal or administrative, and whether external or internal to the Bank (other than a judicial action or suit brought by or in the right of the Bank), by reason of the fact that he or she is or was an Agent (as hereinafter defined) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Agent in connection with such action, suit or proceeding, or any appeal therein, if the Agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Bank and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. The termination of any action, suit or proceeding — whether by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent — shall not, of itself, create a presumption that the Agent did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Bank and, with respect to any criminal action or proceeding, that the Agent had reasonable cause to believe that his or her conduct was unlawful. For purposes of this Article, an “Agent” shall be any director, officer or employee of the Bank, or any person who, being or having been such a director, officer or employee, is or was serving at the request of the Bank as a director, officer, employee, trustee or agent of another bank, corporation, partnership, joint venture, trust or other enterprise.

SECTION 2. Action, etc. by or in the Right of the Bank. The Bank shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed judicial action or suit brought by or in the right of the Bank to procure a judgment in its favor by reason of the fact that such person is or was an Agent (as defined above) against expenses (including attorneys’ fees) and amounts paid in settlement actually and reasonably incurred by such person in connection with the defense, settlement or appeal of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Bank, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Bank unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

SECTION 3. Determination of Right of Indemnification or Contribution. Unless otherwise ordered by a court, any indemnification under Section 1 or 2, and any contribution under Section 6, of this Article shall be made by the Bank or an Agent unless a determination is reasonably and promptly made, either (i) by the Board of Directors acting by a majority vote of a quorum consisting of directors who were not party to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or if obtainable and such quorum so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders, that such Agent acted in bad faith and in a manner that such Agent did not believe to be in or not opposed to the best interests of the Bank or, with respect to any criminal proceeding, that such Agent believed or had reasonable cause to believe that his or her conduct was unlawful.

SECTION 4. Advances of Expenses. Except as limited by Section 5 of this Article, costs, charges and expenses (including attorneys’ fees) incurred by an Agent in defense of any action, suit, proceeding or investigation of the nature referred to in Section 1 or 2 of this Article or any appeal therefrom shall be paid by the Bank in advance of the final disposition of such matter; provided, however, that if the General Corporation Law of Delaware then would by analogy so require, such payment shall be made only if the Agent shall undertake to reimburse the Bank for such payment in the event that it is ultimately determined, as provided herein, that such person is not entitled to indemnification.

SECTION 5. Right of Agent to Indemnification or Advance Upon Application; Procedure Upon Application. Any indemnification under Section 1 or 2, or advance under Section 4, of this Article shall be made promptly and in any event within 90 days, upon written request of the Agent, unless with respect to an application under said Sections 1 or 2 an adverse determination is reasonably and promptly made pursuant to Section 3 of this Article or unless with respect to an application under said Section 4 an adverse determination if made pursuant to said Section 4. The right to indemnification or advances as granted by this Article shall be enforceable by the Agent in any court of competent jurisdiction if the Board of Directors or independent legal counsel improperly denies the claim, in whole or in part, or if no disposition of such claim is made with 90 days. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any action, suit or proceeding in advance of its final disposition where any required undertaking has been tendered to the Bank) that the Agent has not met the standards of conduct which would require the Bank to indemnify or advance the amount claimed, but the burden of proving such defense shall be on the Bank. Neither the failure of the Bank (including the Board of Directors, independent legal counsel and the stockholders) to have made a determination prior to the commencement of such action that indemnification of the Agent is proper in the circumstances because he or she has met the applicable standard of conduct, nor an actual determination by the Bank (including the Board of Directors, independent legal counsel and the stockholders) that the agent had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the Agent had not met the applicable standard of conduct. The Agent’s costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such proceeding shall also be indemnified by the Bank.

SECTION 6. Contribution. In the event that the indemnification provided for in this Article is held by a court of competent jurisdiction to be unavailable to an Agent in whole or in part, then in respect of any threatened, pending or completed action, suit or proceeding in which the Bank is jointly liable with the Agent (or would be if joined in such action, suit or proceeding), to the extent that would by analogy be permitted by the General Corporation Law of Delaware the Bank shall contribute to the amount of expenses (including attorneys fees) judgments, fines and amounts paid in settlement actually and reasonably incurred and paid or payable by the Agent in such proportion as is appropriate to reflect (i) the relative benefits received by the Bank on the one hand and the Agent on the other from the transaction from which such action, suit or proceeding arose and (ii) the relative fault of the Bank on the one hand and of the Agent on the other in connection with the events which resulted in such expenses, judgments, fines or settlement amounts, as well as any other relevant equitable considerations. The relative fault of the Bank on the one hand and of the Agent on the other shall be determined by reference to, among other things, the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent the circumstances resulting in such expenses, judgments, fines or settlement amounts.

SECTION 7. Other Rights and Remedies. Indemnification under this Article shall be provided regardless of when the events alleged to underlie any action, suit or proceeding may have occurred, shall continue as to a person who has ceased to be an Agent and shall inure to the benefit of the heirs, executors and administrators of such a person. All rights to indemnification and advancement of expenses under this Article shall be deemed to be provided by a contract between the Bank and the Agent who serves as such at any time while these By-Laws and other provisions of the General Corporation Law of Delaware that would by analogy be relevant and other applicable law, if any, are in effect. Any repeal or modification thereof shall not affect any rights or obligations then existing.

SECTION 8. Insurance. Upon resolution passed by the Board of Directors, the Bank may purchase and maintain insurance on behalf of any person who is or was an Agent against any liability asserted against such person and incurred by him or her in any such capacity, or arising out of his or her status as such, regardless of whether the Bank would have the power to indemnify such person against such liability under the provisions of this Article. The Bank may create a trust fund, grant a security interest or use other means, including without limitation a letter of credit, to ensure the payment of such sums as may become necessary to effect indemnification as provided herein.

SECTION 9. Constituent Corporations. For the purposes of the Article, references to the Bank include all constituent banks (including any constituent of a constituent) absorbed in a consolidation or merger as well as the resulting or surviving bank, so that any person who is or was a director, officer or employee of such a constituent bank or who, being or having been such a director, officer or employee, is or was serving at the request of such constituent bank as a director, officer, employee or trustee of another bank, corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving bank as such person would if he or she had served the resulting or surviving bank in the same capacity.

SECTION 10. Other Enterprises; Fines; Serving at Bank’s Request. For purposes of this Article, references to “other enterprise” in Section 1 and 9 shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the Bank” shall include any service by an Agent as director, officer, employee, trustee or agent of the Bank which imposes duties on, or involves services by, such Agent with respect to any employee benefit plan, its participants, or beneficiaries. A person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Bank” for purposes of this Article.

SECTION 11. Savings Clause. If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Bank shall nevertheless indemnify each Agent as to expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any action, suit, appeal, proceeding or investigation, whether civil, criminal or administrative, and whether internal or external, including a grand jury proceeding and an action or suit brought by or in the right of the Bank, to the full extent permitted by the applicable portion of this Article that shall not have been invalidated, or by any other applicable law.

SECTION 12. Actions Initiated by Agent. Anything to the contrary in this Article notwithstanding, the Bank shall indemnify any agent in connection with an action, suit or proceeding initiated by such Agent (other than actions, suits, or proceedings commenced pursuant to Section 5 of this Article) only if such action, suit or proceeding was authorized by the Board of Directors.

SECTION 13. Statutory and Other Indemnification. Notwithstanding any other provision of this Article, in any administrative proceeding or civil action not initiated by a federal bank regulatory agency, the Bank shall indemnify any Agent and advance expenses incurred by such Agent in any action, suit or proceeding of the nature referred to in Section 1 or 2 of this Article to the fullest extent that would by analogy be permitted by the General Corporation Law of Delaware, as the same may be amended from time to time, except that no amount shall be paid pursuant to this Article in the event of an adverse determination pursuant to Section 3 of this Article or in respect of remuneration to the extent that it shall be determined to have been paid in violation of law. The rights to indemnification and advancement of expenses provided by any provision of this Article, including without limitation those rights conferred by the preceding sentence, shall not be deemed exclusive of, and shall not affect, any other rights to which an Agent seeking indemnification or advancement of expenses may be entitled under any provision of any law, articles of association, by-law, agreement or by any vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while serving as an Agent. The Bank may also provide indemnification and advancement of expenses to other persons or entities to the extent deemed appropriate. Notwithstanding any provision in these By-Laws, an Agent shall be indemnified in any administrative proceeding or civil action initiated by a federal bank regulatory agency to the extent reasonable and consistent with the provisions of Section l828(k) of Title 12 of the United States Code and the implementing regulations thereunder.

ARTICLE VII

MISCELLANEOUS

SECTION 1. Certificates of Stock. All certificates of the Bank’s stock shall be signed by the President or a Vice President and shall be countersigned by the Secretary or an Assistant Secretary and shall bear the corporate seal or a facsimile thereof.

SECTION 2. Seal. The seal of the Bank shall be in the form of two concentric circles between which shall be the phrases “National Association” and “Formerly Wells Fargo Bank American Trust Company” and in the center of which shall be the words “Wells Fargo Bank” surrounded by a diamond of which the upper left and lower right sides shall consist of three lines and the upper right and lower left sides shall consist of a solid line of the same width as the three lines comprising the other two sides.

SECTION 3. Execution of Written Instruments. All written instruments shall be binding upon the Bank if signed on its behalf by (i) any two of the following Officers: the Chairman of the Board, the President, any Vice Chairman, any Executive Vice President or any Senior Managing Director or (ii) any one of the foregoing officers signing jointly with any Managing Director or any Senior Vice President.

Whenever any other officer or person shall be authorized to execute any agreement, document or instrument by resolution of the Board of Directors, or by the Chief Executive Officer, or by any officer or committee designated by the Chief Executive Officer, or by any two of the officers identified in the immediately preceding sentence, such execution by such other officer or person shall be equally binding upon the Bank.

SECTION 4. Ownership Interests in Other Entities. With respect to another corporation, limited liability company, partnership or any other legal entity in which the Bank has or may acquire an ownership interest, the Chairman of the Board, the President, the Chief Financial Officer or the Treasurer, acting alone, or any other officer or officers appointed from time to time by the Board of Directors or the Executive Committee thereof, may authorize, sign and deliver on behalf of the Bank (i) any proxy, written consent, ballot or other similar instrument solicited by the entity from its owners, (ii) any stock power, assignment, bill of sale or other instrument transferring all or any part of the Bank’s ownership of the entity or any agreement, instrument or other document relating thereto and (iii) any purchase of stock or other ownership interest in or contribution to the capital of such entity or any agreement, instrument or other document authorizing or evidencing the same.

SECTION 5. Amendments. Subject to the right of the stockholders to adopt, amend or repeal By-Laws, these By-Laws may be altered, amended or repealed by the affirmative vote of a majority of the authorized number of directors.

SECTION 6. Corporate Governance. To the extent not inconsistent with applicable federal banking statutes or regulations or the safety and soundness of this Association, this Association hereby elects to follow the corporate governance procedures of the Delaware General Corporation Law, as the same may be amended from time to time.

Wells Fargo Bank, N.A. Board of Directors November 25, 2003

GENERAL SIGNING AUTHORITY

RESOLVED, that agreements, instruments, or other documents, including amendments and modifications thereto, relating to or affecting the property or business and affairs of the Bank, whether acting for its own account or in a fiduciary or other representative capacity, may be executed in its name by the persons hereinafter authorized;

FURTHER RESOLVED, that for the purposes of these resolutions, “Executive Officer” shall mean any person specifically designated as an Executive Officer of the Bank by resolution of the Board of Directors, and “Signing Officer” shall mean the Chairman of the Board, the President, any Vice Chairman, any Executive Vice President, any Senior Vice President, the Treasurer, any Vice President, any Assistant Vice President, any person whose title includes the word “Officer” (e.g., Commercial Banking Officer, Personal Banking Officer, Trust Officer), or any other person whose title has been or is hereafter designated by the Board of Directors as a title for an officer of the Bank, and such officers are hereby authorized to sign agreements, instruments and other documents on behalf of the Bank in accordance with the signing authorities conferred in Parts A, B and C of these resolutions;

A. Executive Officers

FURTHER RESOLVED, that the Chairman, the President, any Vice Chairman, any Executive Vice President and any Executive Officer of the Bank, acting alone, may execute agreements, guaranties, instruments or other documents which such officer may deem necessary, proper or expedient to the conduct of the business of the Bank;

B. Vice Presidents and Above

FURTHER RESOLVED, that the Chairman, the President, any Vice Chairman, any Executive Vice President, any Senior Vice President and any Vice President, acting alone, may execute on behalf of the Bank:

1.	Deeds, leases, assignments, bills of sale, purchase agreements and other instruments of conveyance to purchase, sell, lease or sublease to or from a third party real property, or any interest therein, for the Bank’s own account; provided, however, that such agreements, instruments and other documents may also be signed as hereinafter provided with respect to real property acquired by the Bank in connection with collateral for a loan.

2.	Bonds of indemnity and powers of attorney; provided, however, that proxies to vote stock in a corporation or to vote other interests in other legal entities and stock and bond powers may also be signed as hereinafter provided.

C. Signing Officers

FURTHER RESOLVED, that any Signing Officer, acting alone, may execute on behalf of the Bank, whether acting for its own account or in a fiduciary or other representative capacity:

[Lending]

1.	Loan and credit agreements, commitments to make or purchase loans, notes or other debt instruments, allonges, funds transfer agreements, escrow instructions, development agreements, participation agreements (including risk participation agreements), certificates of participation, reimbursement agreements and similar documents related to the extension of credit; provided, however, that the foregoing authority shall exclude letters of credit.

[Collateral]

2.	[Personal Property.] Security agreements, financing statements, continuation statements, termination statements and statements of assignment with respect to the Bank’s interest in personal property as collateral; releases of security interests in and liens upon personal property; and agreements and other documents to establish and transact business through brokerage or deposit accounts for the purpose of holding or disposing of securities or monies held as collateral.

3.	[Real Property.] Agreements, instruments, certificates and other documents which establish, evidence, modify or terminate, in whole or in part, the Bank’s security interest in real property or in any mineral, well or water rights pertaining to real property, including without limitation any and all deeds, easements, liens, deeds or declarations of trust, mortgages, assignments, acknowledgments of assignment, assumption or subordination or non-disturbance or attornment agreements, cancellations and other terminations of insurance or guaranties, substitution of trustees, releases, satisfactions, discharges, reconveyances, acceptances, allonges, note endorsements or cancellations, certificates of redemption, assignments of sheriff’s certificates, subdivision and other maps, conditions, covenants and restrictions, encumbrances, agreements and other instruments, including instruments which convert an interest in real property to a condominium or otherwise modify the nature or intended use of such property as set forth in any map, lot-line adjustment or other land-use documentation required by any governmental entity; and any consents, waivers, modifications, estoppels, requests, demands, claims for or check endorsements representing insurance proceeds, notices, certificates, statements, memoranda, applications, permits, notices of default, elections to sell or cause to be sold real property securing any extension of credit made by the Bank, notices to a trustee under any deed of trust or under any other document relating to such property or credit, set-aside and other letters and other agreements, instruments and other documents which may be necessary or appropriate in the discretion of a Signing Officer for the purpose of servicing such credit or enforcing the rights of the Bank thereunder or foreclosing on such credit or disposing of such property, including without limitation powers of attorney, bills of sale, deeds, escrow instructions, affidavits, real estate brokerage agreements, listing agreements and other agreements, instruments and other documents which may be necessary or appropriate in the discretion of a Signing Officer for the purpose of administering or disposing of such property.

[Credit Administration]

4.	Demands, notices of acceleration, extensions of time or forbearances or waivers regarding any note, indebtedness or other obligation held by the Bank; and ballots, written consents or other instruments to vote the Bank’s interest or give its consent as the holder of a debt obligation or as a member of a creditors’ committee.

5.	Claims of the Bank as a creditor of a decedent or of a party in any bankruptcy, receivership, insolvency or similar proceeding, or any other claim of the Bank in any other type of action or proceeding.

[Assets]

6.	[Securities] Powers of attorney, contracts or bills of sale, assignments and other instruments to transfer and assign stocks, bonds and other securities together with any related brokerage or account agreements and proxies, ballots, written consents, waivers, agreements, instruments and other documents to vote the Bank’s interest or otherwise act on its behalf as a stockholder in a corporation or as the owner of any other equity interest in any other entity.

7.	[Funds] Checks, drafts, wire transfer orders, and other instruments and orders directing the payment or disbursement of funds.

8.	[Bank’s Personal Property] Purchase agreements or orders, bills of sale, assignments, leases, subleases and other instruments of conveyance to purchase, sell, lease or sublease to or from a third party personal property, or any interest therein, for the Bank’s own account.

9.	[Collateral, Trust and Other Property] Agreements, instruments and other documents to effect any sale or other disposition of any real or personal property currently held or originally acquired in connection with collateral for a loan or to effect any purchase or sale of real or personal property held or to be held in any fiduciary or other representative capacity; any and all leases, subleases, rental agreements and other contracts or instruments required to effect any lease, sublease or rental of any such property either for or by the Bank; and any and all management agreements, construction contracts and other contracts required to be executed in the course of the management, maintenance, improvement and/or operation of any real or personal property owned, held or leased by the Bank, however acquired.

[Customer Accounts and Services]

10.	Cashier’s checks, money orders, certificates of deposit, savings certificates, check certifications and other similar obligations.

11.	Receipts for any funds or other property paid or delivered to the Bank.

12.	Guaranties of signatures, whether appearing as endorsements of bonds, certificates of stock, or other securities, including without limitation medallion guaranties provided in connection with a medallion stamp, or otherwise.

13.	Certifications of records, confirmations and affidavits.

14.	Agreements, instruments and other documents establishing or relating to any deposit account or the collateralization thereof.

[Service Contracts]

15.	Agreements and proposals to provide services to or receive services from third parties.

[Governmental Reporting; Legal Proceedings]

16.	Tax returns and all reports, applications and other filings made with any federal, state or local governmental department, agency, body or official.

17.	Pleadings, petitions, accounts, and other documents to be filed in any court, administrative or other proceeding, including verifications thereof.

[Trust Administration]

18.	Any and all agreements, instruments and other documents to enable the Bank to withdraw, collect or receive any sums or property in which the Bank has an interest as executor, administrator, administrator with will annexed, special administrator, guardian, trustee or in any other representative or fiduciary capacity, and to execute and deliver any checks, drafts, receipts, orders or other documents as may be necessary, proper or convenient in connection therewith; any declination, renunciation or resignation by the Bank from any fiduciary or other representative position; petitions for the appointment or the confirmation of appointment of the Bank in any fiduciary or other representative capacity and certificates of the incumbency of the Bank as trustee or any of its officers acting on its behalf in such capacity; certificates of assets held in any account with the Bank; and any other agreement, instrument or other document signed by the Bank in a fiduciary or other representative capacity.

[Corporate Trust]

19.	Trust indentures, declarations of trust, trust and agency agreements, pooling and servicing agreements, fiscal and paying agency agreements, acceptances thereof, consents thereto and any similar agreements, however denominated, to which the Bank is a party in a fiduciary or other representative capacity; certificates of authentication or other indicia of valid issuance with respect to bonds, notes, debentures and other securities or obligations issued under any indenture, mortgage, trust or other agreement; certificates for securities deposited, interim certificates and other certificates for and on behalf of the Bank as depository or agent; countersignatures of stocks, bonds, notes, debentures, voting trust certificates, participation certificates and other certificates, instruments, obligations or other securities on behalf of the Bank as trustee, fiscal and paying agent, transfer agent, registrar or in another similar capacity; and certificates of cancellation and cremation of stocks, bonds, debentures or other securities.

D. Designated Signers; Other Officers; Certification; Effect of Previous Resolutions

FURTHER RESOLVED, that the Chairman, the President, any Vice Chairman, any Executive Vice President, any Senior Vice President, any Vice President and any Executive Officer, acting alone, by filing a written authorization with the Secretary of the Bank, may authorize other persons (“Designated Signers”) to execute any of the agreements, instruments, or other documents contemplated in the preceding resolutions, but only to the extent of the authorizing officer’s own authority thereunder, which Designated Signer shall retain such authority until relieved of it in a written instrument filed with the Secretary of the Bank by the authorizing officer, another officer of equal or greater authority, the Board of Directors or any committee thereof or until termination of the Designated Signer’s employment with the Bank or any of its affiliates;

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the signing authority of a Senior Managing Director shall be equivalent to that of an Executive Vice President, and the signing authority of a Managing Director shall be equivalent to that of a Senior Vice President;

FURTHER RESOLVED, that the signature of the Secretary or of any Assistant Secretary of the Bank shall be required to certify any resolution adopted by the Board of Directors of the Bank or any committee thereof, the incumbency, title or signature of any officer of the Bank and any designation of authority under these resolutions or otherwise, and the Secretary or any Assistant Secretary of the Bank may also certify any records or other documents created in the ordinary course of the business of the Bank; and

FURTHER RESOLVED, that these resolutions shall supersede any resolution previously adopted by the Board of Directors of the Bank or any committee thereof to the extent that such previous resolution is inconsistent herewith.

EXHIBIT 6

August 25, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Gentlemen:

In accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, the undersigned hereby consents that reports of examination of the undersigned made by Federal, State, Territorial, or District authorities authorized to make such examination may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Very truly yours,

WELLS FARGO BANK, NATIONAL ASSOCIATION

/s/ JOE NARDI
Joe Nardi Vice President

Exhibit 7

	Board of Governors of the Federal Reserve System

	OMB Number: 7100-0036

	Federal Deposit Insurance Corporation
	OMB Number: 3064-0052
	Office of the Comptroller of the Currency
	OMB Number: 1557-0081

Federal Financial Institutions Examination Council	Expires March 31, 2007

	Please refer to page i,	1
	Table of Contents, for
	the required disclosure
	of estimated burden.

Consolidated Reports of Condition and Income for A Bank With Domestic and Foreign Offices—FFIEC 031

Report at the close of Business June 30, 2005

This report is required by law: 12 U.S.C. §324 (State member banks); 12 U.S.C. §1817 (State nonmember banks); and 12 U.S.C. §161 (National banks).

         (20050630)

        (RCRI 9999)

This report form is to be filed by banks with branches and consolidated subsidiaries in U.S. territories and possessions, Edge or Agreement subsidiaries, foreign branches, consolidated foreign subsidiaries, or International Banking Facilities.

NOTE: The Reports of Condition and Income must be signed by an authorized officer and the Report of Condition must be attested to by not less than two directors (trustees) for State nonmember banks and three directors for State member and National banks.

I, Karen B. Martin, Vice President
Name and Title of Officer Authorized to Sign Report

of the named bank do hereby declare that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

Signature of Officer Authorized to Sign Report

7/19/2005
Date of Signature

The Reports of Condition and Income are to be prepared in accordance with Federal regulatory authority instructions.

We, the undersigned directors (trustees), attest to the correctness of the Report of Condition (including the supporting schedules) for this report date and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Director (Trustee)

Director (Trustee)

Director (Trustee)

Submission of Reports

Each bank must prepare its Reports of Condition and Income either:

(a)	in electronic form and then file the computer data file directly with the banking agencies’ collection agent, Electronic Data Systems Corporation (EDS), by modem or on computer diskette; or

(b)	in hard-copy (paper) form and arrange for another party to convert the paper report to electronic form. That party (if other than EDS) must transmit the bank’s computer data file to EDS.

For electronic filing assistance, contact EDS Call Report Services, 13890 Bishops Drive, Suite 110, WI 53005, telephone (800) 255-1571.

To fulfill the signature and attestation requirement for the Reports of Condition and Income for this report date, attach this signature page (or a photocopy or a computer-generated version of this page) to the hard-copy record of the completed report that the bank places in its files.

FDIC Certificate Number:	03511	Wells Fargo Bank National Association
	(RCRI 9050)	Legal Title of Bank (TEXT 9010)
		Sioux Falls
		City (TEXT 9130)
		SD	57104
		State Abbrev. (TEXT 9200)	Zip Code (TEXT 9220)

Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation, Office of the Comptroller of the Currency

Consolidated Reports of Condition and Income for	FFIEC 031 Page i
A Bank With Domestic and Foreign Offices	2

Signature Page	Cover

Contact Information	ii, iii

Report of Income

Schedule RI - Income Statement	RI-1, 2, 3
Schedule RI-A - Changes in Equity Capital	RI-4
Schedule RI-B - Charge-offs and Recoveries on Loans and Leases and Changes in Allowance for Loan and Lease Losses	RI-4, 5, 6
Schedule RI-D - Income from International Operations	RI-6
Schedule RI-E - Explanations	RI-7, 8

Disclosure of Estimated Burden

The estimated average burden associated with this information collection is 37.1 hours per respondent and is estimated to vary from 15 to 600 hours per response, depending on individual circumstances. Burden estimates include the time for reviewing instructions, gathering and maintaining data in the required form, and completing the information collection, but exclude the time for compiling and maintaining business records in the normal course of a respondent’s activities. A Federal agency may not conduct or sponsor, and an organization (or a person) is not required to respond to a collection of information, unless it displays a currently valid OMB control number. Comments concerning the accuracy of this burden estimate and suggestions for reducing this burden should be directed to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, D.C. 20503, and to one of the following:

Secretary

Board of Governors of the Federal Reserve System

Washington, D.C. 20551

Legislative and Regulatory Analysis Division

Office of the Comptroller of the Currency

Washington, D.C. 20219

Assistant Executive Secretary

Federal Deposit Insurance Corporation

Washington, D.C. 20429

Report of Condition

For information or assistance, National and State nonmember banks should contact the FDIC’s Data Collection and Analysis Section, 550 17th Street, NW, Washington, D.C. 20429, toll free on (800) 688-FDIC(3342), Monday through Friday between 8:00 a.m. and 5:00 p.m., Eastern time. State member banks should contact their Federal Reserve District Bank.

FFIEC 031 Page ii
Contact Information for the Reports of Condition and Income	3

To facilitate communication between the Agencies and the bank concerning the Reports of Condition and Income, please provide contact information for (1) the authorized officer of the bank signing the reports for this quarter and (2) the person at the bank - other than the authorized officer - to whom questions about the reports should be directed. If the authorized officer is the primary contact for questions about the reports, please provide contact information for another person at the bank who will serve as a secondary contact for communications between the Agencies and the bank concerning the Reports of Condition and Income. Enter “none” for the contact’s e-mail address or fax number if not available. Contact information for the Reports of Condition and Income is for the confidential use of the Agencies and will not be released to the public.

Authorized Officer Signing the Reports	Other Person to Whom Questions about the Reports Should be Directed

Karen B. Martin	Celestina I. Venturi
Name (TEXT C490)	Name (TEXT C495)

Vice President	Accounting Manager
Title (TEXT C491)	Title (TEXT C496)

karen.b.martin@wellsfargo.com	celestina.i.venturi@wellsfargo.com
E-Mail Address (TEXT C492)	E-Mail Address (TEXT 4086)

(612) 667-3975	(612) 316-4943
Telephone: Area code/phone number/extension (TEXT C493)	Telephone: Area code/phone number/extension (TEXT 8902)

(612) 667-3659	(612) 667-3659
Fax: Area code/phone number (TEXT C494)	Fax: Area code/phone number (TEXT 9116)

Emergency Contact Information

This information is being requested so the Agencies can distribute critical, time sensitive information to emergency contacts at banks. Please provide primary contact information for a senior official of the bank who has decision-making authority. Also provide information for a secondary contact if available. Enter “none” for the contact’s e-mail address or fax number if not available. Emergency contact information is for the confidential use of the Agencies and will not be released to the public.

Primary Contact	Secondary Contact

Carrie L. Tolstedt
Name (TEXT C366)	Name (TEXT C371)

President & CEO
Title (TEXT C367)	Title (TEXT C372)

tolstecl@wellsfargo.com
E-Mail Address (TEXT C368)	E-Mail Address (TEXT C373)

(415) 396-7328
Telephone: Area code/phone number/extension (TEXT C369)	Telephone: Area code/phone number/extension (TEXT C374)

(415) 397-2987
Fax: Area code/phone number (TEXT C370)	Fax: Area code/phone number (TEXT C375)

FFIEC 031 Page iii
USA PATRIOT Act Section 314(a) Anti-Money Laundering Contact Information	4

This information is being requested to identify points-of-contact who are in charge of your depository institution’s Section 314(a) searches and who could be contacted by federal law enforcement officers for additional information related to anti-terrorist financing and anti-money laundering. Please provide information for a secondary contact if available. Information for a third and fourth contact may be provided at the bank’s option. Enter “none” for the contacts’s e-mail address or fax number if not available. USA PATRIOT Act contact information is for the confidential use of the Agencies and the Financial Crimes Enforcement Network (FinCEN) and will not be released to the public.

Primary Contact	Secondary Contact

Beth Iwen	Kathryn Peterson
Name (TEXT C437)	Name (TEXT C442)

BSA Compliance Manager	VP, Corporate BSA Officer
Title (TEXT C438)	Title (TEXT C443)

beth.l.iwen@wellsfargo.com	kathryn.l.peterson@wellsfargo.com
E-Mail Address (TEXT C439)	E-Mail Address (TEXT C444)

(406) 238-0808	(612) 667-9925
Telephone: Area code/phone number/extension (TEXT C440)	Telephone: Area code/phone number/extension (TEXT C445)

(406) 657-3403	(612) 667-9996
Fax: Area code/phone number (TEXT C441)	Fax: Area code/phone number (TEXT C446)

Third Contact	Fourth Contact

Name (TEXT C870)	Name (TEXT C875)

Title (TEXT C871)	Title (TEXT C876)

E-Mail Address (TEXT C872)	E-Mail Address (TEXT C877)

Telephone: Area code/phone number/extension (TEXT C873)	Telephone: Area code/phone number/extension (TEXT C878)

Fax: Area code/phone number (TEXT C874)	Fax: Area code/phone number (TEXT C879)

Wells Fargo Bank National Association		FFIEC 031
Legal Title of Bank		Page RI-1

Sioux Falls		5
City

SD	57104
State	Zip Code

FDIC Certificate Number: 03511

Transmitted to Fidelity as 0034639 on 07/29/05

Consolidated Report of Income

for the period January 1, 2005 – June 30, 2005

All Report of Income schedules are to be reported on a calendar year-to-date basis in thousands of dollars.

Schedule RI—Income Statement

Dollar Amounts in Thousands	RIAD	Bil | Mil | Thou
1. Interest Income:

a. Interest and fee income on loans:

(1) In domestic offices:

(a) Loans secured by real estate	4011	5,337,000	1.a.1.a

(b) Loans to finance agricultural production and other loans to farmers	4024	100,000	1.a.1.b

(c) Commercial and industrial loans	4012	1,121,000	1.a.1.c

(d) Loans to individuals for household, family, and other personal expendiatures:

(1) Credit cards	B485	314,000	1.a.1.d.1

(2) Other (includes single payment, installment, all student loans, and revolving credit plans other than credit cards)	B486	747,000	1.a.1.d.2

(e) Loans to foreign governments and official institutions	4056	0	1.a.1.e

(f) All other loans in domestic offices	B487	330,000	1.a.1.f

(2) In foreign offices, Edge and Agreement subsidiaries, and IBFs	4059	1,000	1.a.2

(3) Total interest and fee income on loans (sum of items 1.a.(1)(a) through 1.a.(2))	4010	7,950,000	1.a.3

b. Income from lease financing receivables	4065	84,000	1.b

c. Interest income on balances due from depository institutions: (1)	4115	28,000	1.c

d. Interest and dividend income on securities:

(1) U.S. Treasury securities and U.S. Government agency obligations (excluding mortgage-backed securities)	B488	8,000	1.d.1

(2) Mortgage-backed securities	B489	643,000	1.d.2

(3) All other securities (includes securities issued by states and political subdivisions in the U.S.)	4060	111,000	1.d.3

e. Interest income from trading assets	4069	33,000	1.e

f. Interest income on federal funds sold and securities purchased under agreements to resell	4020	53,000	1.f

g. Other interest income	4518	26,000	1.g

h. Total interest income (sum of items 1.a.(3) through 1.g)	4107	8,936,000	1.h

2. Interest expense:

a. Interest on deposits:

(1) Interest on deposits in domestic offices:

(a) Transaction accounts (NOW accounts, ATS accounts, and telephone and preauthorized transfer accounts)	4508	20,000	2.a.1.a

(b) Nontransaction accounts:

(1) Savings deposits (includes MMDAs)	0093	746,000	2.a.1.b.1

(2) Time deposits of $100,000 or more	A517	476,000	2.a.1.b.2

(3) Time deposits of less than $100,000	A518	175,000	2.a.1.b.3

(2) Interest on deposits in foreign offices, Edge and Agreement subsidiaries, and IBFs	4172	312,000	2.a.2

b. Expense of federal funds purchased and securities sold under agreements to repurchase	4180	123,000	2.b

c. Interest on trading liabilities and other borrowed money	4185	185,000	2.c

(1)	Includes interest income on time certificates of deposits not held for trading.

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RI-2 6

Schedule RI—Continued

		Year-to-date
Dollar Amounts in Thousands	RIAD	Bil | Mil | Thou
2. Interest expense (continued):

d. Interest on subordinated notes and debentures	4200	114,000	2.d

e. Total interest expense (sum of items 2.a through 2.d)	4073	2,151,000	2.e

3. Net interest income (item 1.h minus 2.e)			4074		6,785,000	3

4. Provision for loan and lease losses			4230		222,000	4

5. Noninterest income:

a. Income from fiduciary activities (1)	4070	437,000	5.a

b. Service charges on deposit accounts in domestic offices	4080	1,203,000	5.b

c. Trading revenue (2)	A220	159,000	5.c

d. Investment banking, advisory, brokerage, and underwriting fees and commissions	B490	166,000	5.d

e. Venture capital revenue	B491	0	5.e

f. Net servicing fees	B492	365,000	5.f

g. Net securitization income	B493	524,000	5.g

h. (1) Underwriting income from insurance and reinsurance activities	C386	44,000	5.h.	(1)

(2) Income from other insurance activities	C387	2,000	5.h.	(2)

i. Net gains (losses) on sales of loans and leases	5416	(637,000)	5.i

j. Net gains (losses) on sales of other real estate owned	5415	3,000	5.j

k. Net gains (losses) on sales of other assets (excluding securities)	B496	14,000	5.k

l. Other noninterest income*	B497	2,880,000	5.l

m. Total noninterest income (sum of items 5.a through 5.l)			4079		5,160,000	5.m

6. a. Realized gains (losses) on held-to-maturity securities			3521		0	6.a

b. Realized gains (losses) on available-for-sale securities			3196		22,000	6.b

7. Noninterest expense:

a. Salaries and employee benefits	4135	3,849,000	7.a

b. Expenses of premises and fixed assets (net of rental income)

(excluding salaries and employee benefits and mortgage interest)	4217	1,153,000	7.b

c. (1) Goodwill impairment losses	C216	0	7.c.1

(2) Amortization expense and impairment losses for other intangible assets	C232	71,000	7.c.2

d. Other noninterest expense *	4092	2,128,000	7.d

e. Total noninterest expense (sum of items 7.a through 7.d)			4093		7,201,000	7.e

8. Income (loss) before income taxes and extraordinary items, and other adjustments (item 3 plus or minus items 4, 5.m, 6.a, 6.b, and 7.e)			4301		4,544,000	8

9. Applicable income taxes (on item 8)			4302		1,653,000	9

10. Income (loss) before extraordinary items and other adjusments (item 8 minus item 9)			4300		2,891,000	10

11. Extraordinary items and other adjustments, net of income taxes *			4320		0	11

12. Net income (loss) (sum of items 10 and 11)			4340		2,891,000	12

*	Describe on Schedule RI-E - Explanations.

(1)	For banks required to complete Schedule RC-T, items 12 through 19, income from fiduciary activities reported in Schedule RI, item 5.a, must equal the amount reported in Schedule RC-T, item 19.

(2)	For banks required to complete Schedule RI, Memorandum item 8, trading revenue reported in Schedule RI, item 5.c must equal the sum of Memorandum items 8.a through 8.d.

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RI-3 7

Schedule RI—Continued

Memoranda

	RIAD	Year-to-Date
Dollar Amounts in Thousands		Bil | Mil | Thou

1. Interest expense incurred to carry tax-exempt securities, loans, and leases acquired after August 7,1986, that is not deductible for federal income tax purposes	4513	2,000	M.1

2. Income from the sale and servicing of mutual funds and annuities in domestic offices (included in Schedule RI, item 8)	8431	149,000	M.2

3. Income on tax-exempt loans and leases to states and political subdivisions in the U.S. (included in Schedule RI, items 1.a and 1.b)	4313	12,000	M.3

4. Income on tax-exempt securities issued by states and political subdivisions in the U.S. (included in Schedule RI, item 1.d.(3))	4507	49,000	M.4

		Number

5. Number of full-time equivalent employees at end of current period (round to nearest whole number)	4150	116,396	M.5

6. Not applicable

		CCYY/MM/DD

7. If the reporting bank has restated its balance sheet as a result of applying push down accounting this calendar year, report the date of the bank’s acquisition (1)	9106	0	M.7

8. Trading revenue (from cash instruments and derivative instruments)
(sum of Memorandum items 8.a through 8.d must equal Schedule RI, item 5.c)
(To be completed by banks that reported average trading assets
(Schedule RC-K, item 7) of $2 million or more for any quarter of the preceding calendar year.):

	RIAD	Bil | Mil | Thou

a. Interest rate exposures	8757	42,000	M.8.a

b. Foreign exchange exposures	8758	120,000	M.8.b

c. Equity security and index exposures	8759	(3,000)	M.8.c

d. Commodity and other exposures	8760	0	M.8.d

	RIAD	Bil | Mil | Thou

9. Impact on income of derivatives held for purposes other than trading:

a. Net increase (decrease) to interest income	8761	(3,000)	M.9.a

b. Net (increase) decrease to interest expense	8762	63,000	M.9.b

c. Other (noninterest) allocations	8763	182,000	M.9.c

10. Credit losses on derivatives (see instructions)	A251	0	M.10

	RIAD	YES / NO

11. Does the reporting bank have a Subchapter S election in effect for federal income tax purposes for the current tax year ?	A530	NO	M.11

(1)	For example, a bank acquired on March 1, 2005, would report 2005/03/01

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RI-4 8

Schedule RI-A—Changes in Equity Capital

Indicate decreases and losses in parentheses.

Dollar Amounts in Thousands	RIAD	Bil | Mil | Thou
1. Total equity capital most recently reported for the December 31, 2004, Reports of Condition and Income (i.e., after adjustments from amended Reports of Income)	3217	34,695,000	1

2. Restatements due to corrections of material accounting errors and changes in accounting principles*
	B507	0	2

3. Balance end of previous calendar year as restated (sum of items 1 and 2)	B508	34,695,000	3

4. Net income (loss) (must equal Schedule RI, item 12)	4340	2,891,000	4

5. Sale, conversion, acquisition, or retirement of capital stock, net (excluding treasury stock transactions)	B509	0	5

6. Treasury stock transactions, net	B510	0	6

7. Changes incident to business combinations, net	4356	0	7

8. LESS: Cash dividends declared on preferred stock	4470	0	8

9. LESS: Cash dividends declared on common stock	4460	3,350,000	9

10. Other comprehensive income (1)	B511	(187,000)	10

11. Other transactions with parent holding company * (not included in items 5, 6, 8, or 9 above)	4415	0	11

12. Total equity capital end of current period (sum of items 3 through 11) (must equal Schedule RC, item 28)	3210	34,049,000	12

*	Describe on Schedule RI-E - Explanations.

(1)	Includes changes in net unrealized holding gains (losses) on available-for-sale securities, changes in accumulated net gains (losses) on cash flow hedges, foreign currency translation adjustments, and changes in minimum pension liability adjustments.

Schedule RI-B—Charge-offs and Recoveries on Loans and Leases and Changes in Allowance for Loan and Lease Losses

Part I. Charge-offs and Recoveries on Loans and Leases

Part I excludes charge-offs and recoveries through the allocated transfer risk reserve.

	( Column A ) Charge-offs (1)		( Column B ) Recoveries
	Calendar year-to-date
Dollar Amounts in Thousands	RIAD	Bil | Mil | Thou	RIAD	Bil | Mil | Thou
1. Loans secured by real estate:

a. Construction, land development, and other land loans in domestic offices	3582	5,000	3583	7,000	1.a

b. Secured by farmland in domestic offices	3584	1,000	3585	1,000	1.b

c. Secured by 1-4 family residential properties in domestic offices:

(1) Revolving, open-end loans secured by 1-4 family residential properties and extended under lines of credit	5411	36,000	5412	7,000	1.c.1

(2) Closed-end loans secured by 1-4 family residential properties:

(a) Secured by first liens	C234	5,000	C217	3,000	1.c.2.a

(b) Secured by junior liens	C235	12,000	C218	4,000	1.c.2.b

d. Secured by multifamily (5 or more) residential properties in domestic offices	3588	0	3589	1,000	1.d

e. Secured by nonfarm nonresidential properties in domestic offices	3590	3,000	3591	8,000	1.e

f. In foreign offices	B512	0	B513	0	1.f

2. Loans to depository institutions and acceptances of other banks:

a. To U.S. banks and other U.S. depository institutions	4653	0	4663	0	2.a

b. To foreign banks	4654	0	4664	0	2.b

3. Loans to finance agricultural production and other loans to farmers	4655	5,000	4665	3,000	3

4. Commercial and industrial loans:

a. To U.S. addressees (domicile)	4645	117,000	4617	45,000	4.a

b. To non-U.S. addressees (domicile)	4646	1,000	4618	0	4.b

(1)	Include write-downs arising from transfers of loans to a held-for-sale account.

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RI-5 9

Schedule RI-B—Continued

Part I. Continued

	( Column A ) Charge-offs (1)		( Column B ) Recoveries
	Calendar year-to-date
Dollar Amounts in Thousands	RIAD	Bil | Mil | Thou	RIAD	Bil | Mil | Thou
5. Loans to individuals for household, family, and other personal expenditures:

a. Credit cards	B514	140,000	B515	26,000	5.a

b. Other (includes single payment, installment, all student loans and revolving credit plans other than credit cards)	B516	155,000	B517	68,000	5.b

6. Loans to foreign governments and official institutions	4643	0	4627	0	6

7. All other loans	4644	9,000	4628	3,000	7

8. Lease financing receivables:

a. To U.S. addressees (domicile)	4658	3,000	4668	2,000	8.a

b. To non-U.S. addressees (domicile)	4659	0	4669	0	8.b

9. Total (sum of items 1 through 8)	4635	492,000	4605	178,000	9

Memoranda
	( Column A ) Charge-offs (1)		( Column B ) Recoveries
	Calendar year-to-date
Dollar Amounts in Thousands	RIAD	Bil | Mil | Thou	RIAD	Bil | Mil | Thou
1. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in Schedule RI-B, part I, items 4 and 7, above	5409	0	5410	0	M.1
2. Loans secured by real estate to non-U.S. addresses (domicile) (included in Schedule RI-B, part I, item 1, above):	4652	1,000	4662	0	M.2
3. Not Applicable
Memorandum item 4 is to be completed by banks that (1) together with affiliated institutions, have outstanding credit card receivables (as defined in the instructions) that exceed $500 million as of the report date or (2) are credit card specialty banks as defined for Uniform Bank Performance Report purposes.
				Calendar year-to-date
			RIAD	Bil | Mil | Thou
4. Uncollectible retail credit card fees and finance charges reversed against income (i.e., not in charge-offs against the allowance for loan and lease losses)			C388	28,000	M.4

(1)	Include write-downs arising from transfers of loans to a held-for-sale account.

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RI-6 10

Part II. Changes in Allowance for Loan and Lease Losses

Dollar Amounts in Thousands	RIAD	Bil | Mil | Thou
1. Balance most recently reported for the December 31, 2004, Reports of Condition and Income (i.e., after adjustments from amended Reports of Income)	B522	2,428,000	1

2. Recoveries (must equal part I, item 9, column B above)	4605	178,000	2

3. LESS: Charge-offs (must equal part I, item 9, column A above less Schedule RI-B, part II, item 4)	C079	492,000	3

4. LESS: Write-downs arising from transfers of loans to a held-for-sale account	5523	0	4

5. Provision for loan and lease losses (must equal Schedule RI, item 4)	4230	222,000	5

6. Adjustments * (see instructions for this schedule)	C233	0	6

7. Balance end of current period (sum of items 1, 2, 5, and 6, less items 3 and 4) (must equal Schedule RC, item 4.c)	3123	2,336,000	7

*	Describe on Schedule RI-E—Explanations.

Memoranda

Dollar Amounts in Thousands	RIAD	Bil | Mil | Thou
1. Allocated transfer risk reserve included in Schedule RI-B, part II, item 7, above	C435	0	M.1

Memorandum items 2 and 3 are to be completed by banks that (1) together with affiliated institutions, have outstanding credit card receivables (as defined in the instructions) that exceed $500 million as of the report date or (2) are credit card specialty banks as defined for Uniform Bank Performance Report purposes.

2. Separate valuation allowance for uncollectible retail credit card fees and finance charges	C389	20,000	M.2

3. Amount of allowance for loan and leases losses attributable to retail credit card fees and finance charges	C390	0	M.3
Memorandum item 4 is to be completed by all banks.

4. Amount of allowance for post-acquisition losses on purchased impaired loans accounted for in accordance with AICPA Statement of Position 03-3 (included in Schedule RI-B, part II, item 7, above)	C781	0	M.4

Schedule RI-D—Income from International Operations

For all banks with foreign offices, Edge or Agreement subsidiaries, or IBFs where international operations account for more than 10 percent of total revenues, total assets, or net income.

		Year-to-Date
Dollar Amounts in Thousands	RIAD	Bil | Mil | Thou
1. Interest income and expense attributable to international operations:

a. Gross interest income	B523	0	1.a

b. Gross interest expense	B524	0	1.b

2. Net interest income attributable to international operations (item 1.a minus 1.b)	B525	0	2

3. Noninterest income and expense attributable to international operations:

a. Noninterest income attributable to international operations	4097	0	3.a

b. Provision for loan and lease losses attributable to international operations	4235	0	3.b

c. Other noninterest expense attributable to international operations	4239	0	3.c

d. Net noninterest income (expense) attributable to international operations (item 3.a minus 3.b and 3.c)	4843	0	3.d

4. Estimated pretax income attributable to international operations before capital allocation adjustment (sum of items 2 and 3.d)	4844	0	4

5. Adjustment to pretax income for internal allocations to international operations to reflect the effects of equity capital on overall bank funding costs	4845	0	5

6. Estimated pretax income attributable to international operations after capital allocation adjustment (sum of items 4 and 5)	4846	0	6

7. Income taxes attributable to income from international operations as estimated in item 6	4797	0	7

8. Estimated net income attributable to international operations (item 6 minus 7)	4341	0	8

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RI-7 11

Schedule RI-E—Explanations

Schedule RI-E is to be completed each quarter on a calendar year-to-date basis.

Detail all adjustments in Schedules RI-A and RI-B, all extraordinary items and other adjustments in Schedule RI, and all significant items of other noninterest income and other noninterest expense in Schedule RI. (See instructions for details.)

				Year-to-Date
Dollar Amounts in Thousands			RIAD	Bil | Mil | Thou
1. Other noninterest income (from Schedule RI, item 5.l) Itemize and describe amounts that exceed 1% of the sum of Schedule RI, items 1.h and 5.m:

TEXT

a. Income and fees from the printing and sale of checks			C013	0	1.a

b. Earnings on/increase in value of cash surrender value of life insurance			C014	0	1.b

c. Income and fees from automated teller machines (ATMs)			C016	0	1.c

d. Rent and other income from other real estate owned			4042	0	1.d

e. Safe deposit box rent			C015	0	1.e

f. 4461 Card Fees			4461	622,000	1.f

g. 4462 Operating Leases			4462	410,000	1.g

h. 4463 Derivative Contracts Gain/Loss			4463	357,000	1.h

2. Other noninterest expense (from Schedule RI, item 7.d): Itemize and describe amounts that exceed 1% of the sum of of Schedule RI, items 1.h and 5.m:

TEXT

a. Data processing expenses			C017	185,000	2.a

b. Advertising and marketing expenses			497	180,000	2.b

c. Directors’ fees			4136	0	2.c

d. Printing, stationery, and supplies			C018	0	2.d

e. Postage			8403	0	2.e

f. Legal fees and expenses			4141	0	2.f

g. FDIC deposit insurance assessments			4146	0	2.g

h. 4464 Operating Leases			4464	315,000	2.h

i. 4467 Contract Services			4467	276,000	2.i

j. 4468 Travel and Entertainment			4468	169,000	2.j

3. Extraordinary items and other adjustments and applicable income tax effect (from Schedule RI, item 11) (itemize and describe all extraordinary items and other adjustments):

TEXT

a.(1) 4469			4469	N/A	3.a.1

(2) Applicable income tax effect	4460	0			3.a.2

b.(1) 4487			4487	N/A	3.b.1

(2) Applicable income tax effect	4488	0			3.b.2

c.(1) 4489			4489	N/A	3.c.1

(2) Applicable income tax effect	4491	0			3.c.2

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RI-8 12

Schedule RI-E—Continued

		Year-to-Date
Dollar Amounts in Thousands	RIAD	Bil | Mil | Thou
4. Restatements due to corrections of material accounting errors and changes in accounting principles (from Schedule RI-A, item 2) (itemize and describe all restatements):

TEXT

a. B526	B526	N/A	4.a

b. B527	B527	N/A	4.b

5. Other transactions with parent holding company (from Schedule RI-A, item 11) (itemize and describe all such transactions):

TEXT

a. 4498	4498	N/A	5.a

b. 4499	4499	N/A	5.b

6. Adjustments to allowance for loan and lease losses (from Schedule RI-B, part II, item 6) (itemize and describe all adjustments):

TEXT

a. 4521	4521	N/A	6.a

b. 4522	4522	N/A	6.b
7. Other explanations (the space below is provided for the bank to briefly describe, at its option, any other significant items affecting the Report of Income):	RIAD	X / Y

X = NO COMMENT - Y = COMMENT	4769	X

Other explanations (please type or print clearly):

TEXT

4769

Wells Fargo Bank National Association Legal Title of Bank	FFIEC 031 Page RC-1 13

Sioux Falls
City

SD	57104
State	Zip Code

FDIC Certificate Number: 03511

Transmitted to Fidelity as 0034639 on 07/29/05

Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for June 30, 2005

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC—Balance Sheet

Dollar Amounts in Thousands			RCFD	Bil | Mil | Thou
ASSETS

1. Cash and balances due from depository institutions (from Schedule RC-A):

a. Noninterest-bearing balances and currency and coin (1)			0081	13,712,000	1.a

b. Interest-bearing balances (2)			0071	1,968,000	1.b

2. Securities:

a. Held-to-maturity securities (from Schedule RC-B, column A)			1754	0	2.a

b. Available-for-sale securities (from Schedule RC-B, column D)			1773	24,158,000	2.b

3. Federal funds sold and securities purchased under agreements to resell:			RCON

a. Federal funds sold in domestic offices			B987	1,518,000	3.a

			RCFD

b. Securities purchased under agreements to resell (3)			B989	905,000	3.b

4. Loans and lease financing receivables (from Schedule RC-C):

a. Loans and leases held for sale			5369	32,024,000	4.a

b. Loans and leases, net of unearned income	B528	249,760,000			4.b

c. LESS: Allowance for loan and lease losses	3123	2,336,000			4.c

d. Loans and leases, net of unearned income and allowance (item 4.b minus 4.c)			B529	247,424,000	4.d

5. Trading assets (from Schedule RC-D)			3545	6,313,000	5

6. Premises and fixed assets (including capitalized leases)			2145	3,676,000	6

7. Other real estate owned (from Schedule RC-M)			2150	125,000	7

8. Investments in unconsolidated subsidiaries and associated companies (from Schedule RC-M)			2130	330,000	8

9. Customers’ liability to this bank on acceptances outstanding			2155	94,000	9

10. Intangible assets:

a. Goodwill			3163	8,613,000	10.a

b. Other intangible assets (from Schedule RC-M)			426	9,109,000	10.b

11. Other assets (from Schedule RC-F)			2160	14,151,000	11

12. Total assets (sum of items 1 through 11)			2170	364,120,000	12

(1)	Includes cash items in process of collection and unposted debits.

(2)	Includes time certificates of deposit not held for trading.

(3)	Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-2 14

Schedule RC—Continued

Dollar Amounts in Thousands				Bil | Mil | Thou
LIABILITIES

13. Deposits:			RCON

a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, part I)			2200	255,501,000	13.a

(1) Noninterest-bearing (1)	6631	81,024,000			13.a.1

(2) Interest-bearing	6636	174,477,000			13.a.2

b. In foreign offices, Edge and Agreement subsidiaries, and IBFs (from Schedule RC-E, part II)			RCFN 2200	28,344,000	13.b

(1) Noninterest-bearing	6631	3,000			13.b.1

(2) Interest-bearing	6636	28,341,000			13.b.2

14. Federal funds purchased and securities sold under agreements to repurchase:			RCON

a. Federal funds purchased in domestic offices (2)			B993	9,370,000	14.a

			RCFD

b. Securities sold under agreements to repurchase (3)			B995	3,423,000	14.b

15. Trading liabilities (from Schedule RC-D)			3548	4,966,000	15

16. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases) (from Schedule RC-M)			3190	10,763,000	16

17. Not applicable

18. Bank’s liability on acceptances executed and outstanding			2920	94,000	18

19. Subordinated notes and debentures (4)			3200	7,038,000	19

20. Other liabilities (from Schedule RC-G)			2930	10,508,000	20

21. Total liabilities (sum of items 13 through 20)			2948	330,007,000	21

22. Minority interest in consolidated subsidiaries			3000	64,000	22

EQUITY CAPITAL

23. Perpetual preferred stock and related surplus			3838	0	23

24. Common stock			3230	520,000	24

25. Surplus (exclude all surplus related to preferred stock)			3839	24,521,000	25

26. a. Retained earnings			3632	8,517,000	26.a

b. Accumulated other comprehensive income (5)			B530	491,000	26.b

27. Other equity capital components (6)			A130	0	27

28. Total equity capital (sum of items 23 through 27)			3210	34,049,000	28

29. Total liabilities, minority interest, and equity capital (sum of items 21, 22, and 28)			3300	364,120,000	29
Memorandum
To be reported only with the March Report of Condition.

1. Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2004

			RCFD 6724	Number N/A	M. 1

1 =	Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

2 =	Independent audit of the bank’s parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)

3 =	Attestation on bank management’s assertion on the effectiveness of the bank’s internal control over financial reporting by a certified public accounting firm

4 =	Directors’ examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

5 =	Directors’ examination of the bank performed by other external auditors (may be required by state chartering authority)

6 =	Review of the bank’s financial statements by external auditors

7 =	Compilation of the bank’s financial statements by external auditors

8 =	Other audit procedures (excluding tax preparation work)

9 =	No external audit work

(1)	Includes total demand deposits and noninterest-bearing time and savings deposits.

(2)	Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, “other borrowed money.”

(3)	Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity.

(4)	Includes limited-life preferred stock and related surplus.

(5)	Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.

(6)	Includes treasury stock and unearned Employee Stock Ownership Plan shares.

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-3 15

Schedule RC-A—Cash and Balances Due From Depository Institutions

Exclude assets held for trading.

	(Column A) Consolidated Bank		(Column B) Domestic Offices
Dollar Amounts in Thousands	RCFD	Bil | Mil | Thou	RCON	Bil | Mil | Thou
1. Cash items in process of collection, unposted debits, and currency and coin	0022	12,690,000			1

a. Cash items in process of collection and unposted debits			0020	9,702,000	1.a

b. Currency and coin			0080	2,985,000	1.b

2. Balance due from depository institutions in the U.S.			0082	272,000	2

a. U.S. branches and agencies of foreign banks (including their IBFs)	0083	791,000			2.a

b. Other commercial banks in the U.S. and other depository institutions in the U.S. (including their IBFs)	0085	272,000			2.b

3. Balances due from banks in foreign countries and foreign central banks			0070	780,000	3

a. Foreign branches of other U.S. banks	0073	1,007,000			3.a

b. Other banks in foreign countries and foreign central banks	0074	151,000			3.b

4. Balances due from Federal Reserve Banks	0090	769,000	0090	768,000	4

5. Total (sum of items 1 through 4) (total of column A must equal Schedule RC, sum of items 1.a and 1.b)	0010	15,680,000	0010	14,507,000	5

Schedule RC-B—Securities

Exclude assets held for trading.

	Held-to-maturity				Available-for-sale
	(Column A) Amortized Cost		(Column B) Fair Value		(Column C) Amortized Cost		(Column D) Fair Value
Dollar Amounts in Thousands	RCFD	Bil | Mil | Thou	RCFD	Bil | Mil | Thou	RCFD	Bil | Mil | Thou	RCFD	Bil | Mil | Thou
1. U.S. Treasury securities	0211	0	0213	0	1286	272,000	1287	277,000	1

2. U.S. Government agency obligations (exclude mortgage-backed securities):

a. Issued by U.S. Government agencies (1)	1289	0	1290	0	1291	17,000	1293	17,000	2.a

b. Issued by U.S. Government sponsored agencies (2)	1294	0	1295	0	1297	55,000	1298	56,000	2.b

3. Securities issued by states and political subdivisions in the U.S.	8496	0	8497	0	8498	1,747,000	8499	1,865,000	3

(1)	Includes Small Business Administration ‘Guaranteed Loan Pool Certificates,’ U.S. Maritime Administration obligations, and Export - Import Bank participation certificates.

(2)	Includes obligations (other than mortgage-backed securities) issued by the Farm Credit System, the Federal Home Loan Bank System, The Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association, the Financing Corporation, Resolution Funding Corporation, the Student Loan Marketing Association, and the Tennessee Valley Authority.

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-4 16

Schedule RC-B—Continued

	Held-to-maturity				Available-for-sale
	(Column A) Amortized Cost		(Column B) Fair Value		(Column C) Amortized Cost		(Column D) Fair Value
Dollar Amounts in Thousands	RCFD	Bil | Mil | Thou	RCFD	Bil | Mil | Thou	RCFD	Bil | Mil | Thou	RCFD	Bil | Mil | Thou
4. Mortgage-backed securities (MBS):

a. Pass-through securities:

(1) Guaranteed by GNMA	1698	0	1699	0	1701	1,999,000	1702	2,124,000	4.a.1

(2) Issued by FNMA and FHLMC	1703	0	1705	0	1706	13,010,000	1707	13,396,000	4.a.2

(3) Other pass-through securities	1709	0	1710	0	1711	0	1713	0	4.a.3

b. Other mortgage-backed securities (include CMOs, REMICs and stripped MBS):

(1) Issued or guaranteed by FNMA, FHLMC, or GNMA	1714	0	1715	0	1716	387,000	1717	426,000	4.b.1

(2) Collateralized by MBS issued or guaranteed by FNMA, FHLMC, or GNMA	1718	0	1719	0	1731	0	1732	0	4.b.2

(3) All other mortgage-backed securities	1733	0	1734	0	1735	4,250,000	1736	4,333,000	4.b.3

5. Asset-backed securities (ABS):

a. Credit card receivables	B838	0	B839	0	B840	70,000	B841	70,000	5.a

b. Home equity lines	B842	0	B843	0	B844	0	B845	0	5.b

c. Automobile loans	B846	0	B847	0	B848	13,000	B849	13,000	5.c

d. Other consumer loans	B850	0	B851	0	B852	0	B853	0	5.d

e. Commercial and industrial loans	B854	0	B855	0	B856	17,000	B857	18,000	5.e

f. Other	B858	0	B859	0	B860	185,000	B861	192,000	5.f

6. Other debt securities:

a. Other domestic debt securities	1737	0	1738	0	1739	1,201,000	1741	1,228,000	6.a

b. Foreign debt securities	1742	0	1743	0	1744	117,000	1746	127,000	6.b

7. Investments in mutual funds and other equity securities with readily determinable fair values (1)					A510	16,000	A511	16,000	7

8. Total (sum of items 1 through 7) (total of Column A must equal Schedule RC item 2.a) (total of column D must equal Schedule RC, item 2.b)	1754	0	1771	0	1772	23,356,000	1773	24,158,000	8

(1)	Report Federal Reserve stock, Federal Home Loan Bank stock, and banker’s bank stock in Schedule RC-F, item 4.

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-5 17

Schedule RC-B—Continued

Dollar Amounts in Thousands	RCFD	Bil | Mil | Thou
Memoranda

1. Pledged securities (1)	0416	20,290,000	M.1

2. Maturity and repricing data for debt securities (1,2) (excluding those in nonaccrual status):

a. Securities issued by the U.S. Treasury, U.S. Government agencies, and states and political subdivisions in the U.S.; other non-mortgage debt securities; and mortgage pass-through securities other than those backed by closed-end first lien 1-4 family residential mortgages with a remaining maturity or next repricing date of: (3,4)

(1) Three months or less	A549	282,000	M.2.a.1

(2) Over three months through 12 months	A550	163,000	M.2.a.2

(3) Over one year through three years	A551	684,000	M.2.a.3

(4) Over three years through five years	A552	435,000	M.2.a.4

(5) Over five years through 15 years	A553	1,288,000	M.2.a.5

(6) Over 15 years	A554	1,033,000	M.2.a.6

b. Mortgage pass-through securities backed by closed-end first lien 1-4 family residential mortgages with a remaining maturity or next repricing date of: (3,5)

(1) Three months or less	A555	37,000	M.2.b.1

(2) Over three months through 12 months	A556	21,000	M.2.b.2

(3) Over one year through three years	A557	18,000	M.2.b.3

(4) Over three years through five years	A558	25,000	M.2.b.4

(5) Over five years through 15 years	A559	313,000	M.2.b.5

(6) Over 15 years	A560	15,073,000	M.2.b.6

c. Other mortgage-backed securities (include CMOs, REMICs, and stripped MBS; exclude mortgage pass-through securities) with an expected average life of: (6)

(1) Three years or less	A561	288,000	M.2.c.1

(2) Over three years	A562	4,471,000	M.2.c.2

d. Debt securities with a REMAINING MATURITY of one year or less (included in Memorandum items 2.a through 2.c above)	A248	257,000	M.2.d

3. Amortized cost of held-to-maturity securities sold or transferred to available-for-sale or trading securities during the calendar year-to-date (report the amortized cost at date of sale or transfer)	1778	0	M.3

4. Structured notes (included in the held-to-maturity and available-for-sale accounts in Schedule RC-B, items 2, 3, 5, and 6):

a. Amortized cost	8782	0	M.4.a

b. Fair value	8783	0	M.4.b

(1)	Includes held-to-maturity securities at amortized cost and available-for-sale securities at fair value.

(2)	Exclude investments in mutual funds and other equity securities with readily determinable fair values.

(3)	Report fixed rate debt securities by remaining maturity and floating rate debt securities by next repricing date.

(4)	Sum of Memorandum items 2.a.(1) through 2.a.(6) plus any nonaccrual debt securities in the categories of debt securities reported in Memorandum item 2.a that are included in Schedule RC-N, item 9, column C, must equal Schedule RC-B, sum of items 1, 2,3, 5, and 6, columns A and D, plus mortgage pass-through securities other than those backed by closed-end first lien 1-4 family residential mortgages included in Schedule RC-B, item 4.a, columns A and D.

(5)	Sum of Memorandum items 2.b.(1) through 2.b.(6) plus any nonaccrual mortgage pass-through securities backed by closed-end first lien 1-4 family residential mortgages included in Schedule RC-N, item 9, column C, must equal Schedule RC-B, item 4.a, sum of columns A and D, less the amount of mortgage pass-through securities other than those backed by closed-end first lien 1-4 family residential mortgages included in Schedule RC-B, item 4.a, columns A and D.

(6)	Sum of Memorandum items 2.c.(1) and 2.c.(2) plus any nonaccrual “Other mortgage-backed securities” included in Schedule RC-N, item 9, column C, must equal Schedule RC-B, item 4.b, sum of columns A and D.

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-6 18

Schedule RC-C—Loans and Lease Financing Receivables

Part I. Loans and Leases

Do not deduct the allowance for loan and lease losses or the allocated transfer risk reserve from amounts reported in this schedule. Report (1) loans and leases held for sale at the lower of cost or market value and (2) loans and leases held for investment, net of unearned income. Exclude assets held for trading and commercial paper.

	(Column A) Consolidated Bank		(Column B) Domestic Offices
Dollar Amounts in Thousands	RCFD	Bil | Mil | Thou	RCON	Bil | Mil | Thou
1. Loans secured by real estate	1410	187,721,000			1

a. Construction, land development, and other land loans			1415	11,563,000	1.a

b. Secured by farmland (including farm residential and other improvements)			1420	1,467,000	1.b

c. Secured by 1-4 family residential properties:

(1) Revolving, open-end loans secured by 1-4 family residential properties and extended under lines of credit			1797	59,445,000	1.c.1

(2) Closed-end loans secured by 1-4 family residential properties:

(a) Secured by first liens			5367	80,052,000	1.c.2.a

(b) Secured by junior liens			5368	8,742,000	1.c.2.b

d. Secured by multifamily (5 or more) residential properties			1460	2,678,000	1.d

e. Secured by nonfarm nonresidential properties			1480	23,774,000	1.e

2. Loans to depository institutions and acceptances of other banks:

a. To commercial banks in the U.S.			B531	11,734,000	2.a

(1) To U.S. branches and agencies of foreign banks	B532	0			2.a.1

(2) To other commercial banks in the U.S.	B533	11,735,000			2.a.2

b. To other depository institutions in the U.S.	B534	10,000	B534	10,000	2.b

c. To banks in foreign countries			B535	555,000	2.c

(1) To foreign branches of other U.S. banks	B536	0			2.c.1

(2) To other banks in foreign countries	B537	567,000			2.c.2

3. Loans to finance agricultural production and other loans to farmers	1590	3,755,000	1590	3,755,000	3

4. Commercial and industrial loans:

a. To U.S. addressees (domicile)	1763	38,823,000	1763	38,823,000	4.a

b. To non-U.S. addressees (domicile)	1764	196,000	1764	180,000	4.b

5. Not applicable.

6. Loans to individuals for household, family, and other personal expenditures (i.e., consumer loans) (includes purchased paper):

a. Credit cards	B538	5,501,000	B538	5,501,000	6.a

b. Other revolving credit plans	B539	2,294,000	B539	2,294,000	6.b

c. Other consumer loans (includes single payment, installment, and and all student loans	2011	22,257,000	2011	22,256,000	6.c

7. Loans to foreign government and official institutions (including foreign central banks)	2081	0	2081	0	7

8. Obligations (other than securities and leases) of states and political subdivisions in the U.S.	2107	552,000	2107	552,000	8

9. Other loans	1563	5,002,000			9

a. Loans for purchasing or carrying securities (secured and unsecured)			1545	1,178,000	9.a

b. All other loans (exclude consumer loans)			1564	3,824,000	9.b

10. Lease financing receivables (net of unearned income)			2165	3,371,000	10

a. Of U.S. addressees (domicile)	2182	3,371,000			10.a

b. Of non-U.S. addressees (domicile)	2183	0			10.b

11. LESS: Any unearned income on loans reflected in items 1-9 above	2123	0	2123	0	11

12. Total loans and leases, net of unearned income (sum of items 1 through 10 minus item 11) (total of column A must equal Schedule RC, item 4.a and 4.b)	2122	281,784,000	2122	281,754,000	12

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-7 19

Schedule RC-C—Continued

Part I. Continued

Dollar Amounts in Thousands	RCFD	Bil | Mil | Thou
Memoranda

1. Loans and Leases restructured and in compliance with modified terms (included in Schedule RC-C, part I, and not reported as past due or nonaccrual in Schedule RC-N, Memorandum item 1) (exclude loans secured by 1-4 family residential properties and loans to individuals for household, family, and other personal expenditures)	1616	0	M.1

2. Maturity and repricing data for loans and leases (excluding those in nonaccrual status):

a. Closed-end loans secured by first liens on 1-4 family residential properties in domestic offices (reported in Schedule RC-C, part I, item 1.c.(2)(a), column B) with a remaining maturity or next repricing date of: (1, 2)

	RCON

(1) Three months or less	A564	30,383,000	M.2.a.1

(2) Over three months through 12 months	A565	2,548,000	M.2.a.2

(3) Over one year through three years	A566	6,832,000	M.2.a.3

(4) Over three years through five years	A567	18,427,000	M.2.a.4

(5) Over five years through 15 years	A568	7,907,000	M.2.a.5

(6) Over 15 years	A569	13,830,000	M.2.a.6

b. All loans and leases (reported in Schedule RC-C, part I, items 1 through 10, column A) EXCLUDING closed-end loans secured by first liens on 1-4 family residential properties in domestic offices (reported in Schedule RC-C, part I item 1.c.(2)(a), column B) with a remaining maturity or next repricing date of: (1,3)

	RCFD

(1) Three months or less	A570	142,310,000	M.2.b.1

(2) Over three months through 12 months	A571	6,652,000	M.2.b.2

(3) Over one year through three years	A572	21,512,000	M.2.b.3

(4) Over three years through five years	A573	13,007,000	M.2.b.4

(5) Over five years through 15 years	A574	13,847,000	M.2.b.5

(6) Over 15 years	A575	3,755,000	M.2.b.6

c. Loans and leases (reported in Schedule RC-C, part I, items 1 through 10, column A) with a REMAINING MATURITY of one year or less (excluding those in nonaccrual status)	A247	127,592,000	M.2.c

3. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in Schedule RC-C, part I, items 4 and 9, column A (4)	2746	6,150,000	M.3

4. Adjustable rate closed-end loans secured by first liens on 1-4 family residential properties in domestic offices	RCON

(included in Schedule RC-C, part I, item 1.c.(2)(a), column B)	5370	36,422,000	M.4

5. Loans secured by real estate to non-U.S. addresses (domicile) (included in	RCFD

Schedule RC-C, part I, item 1, column A)	B837	36,000	M.5

Memorandum item 6 is to be completed by banks that (1) together with affiliated institutions, have outstanding credit card receivables (as defined in the instructions) that exceed $500 million as of the report date or (2) are credit card specialty banks as defined for Uniform Bank Performance Report purposes.

6. Outstanding credit card fees and finance charges included in Schedule RC-C, part I, item 6.a., column A	C391	84,000	M.6

Memorandum item 7 is to be completed by all banks.

7. Purchased impaired loans held for investment accounted for in accordance with AICPA Statement of Position 03-3 (exclude loans held for sale):

a. Outstanding balance	C779	0	M.7.a

b. Carrying amount included in Schedule RC-C, part I, items 1 through 9	C780	0	M.7.b

(1)	Report fixed rate loans and leases by remaining maturity and floating rate loans by next repricing date.

(2)	Sum of Memorandum items 2.a.(1) through 2.a.(6) plus total nonaccrual closed-end loans secured by first liens on 1-4 family residential properties in domestic offices included in Schedule RC-N, item 1.c.(2)(a), column C must equal total closed-end loans secured by first liens on 1-4 family residential properties from Schedule RC-C, part I, item 1.c.(2)(a), column B

(3)	Sum of Memorandum items 2.b.(1) through 2.b.(6) plus total nonaccrual loans and leases from Schedule RC-N, sum of items 1 through 8, column C, minus nonaccrual closed-end loans secured by first liens on 1-4 family residential properties in domestic offices included in Schedule RC-N, item 1.c.(2)(a), column C, must equal total loans and leases from Schedule RC-C, Part I, sum of items 1 through 10, column A, minus total closed-end loans secured by first liens on 1-4 family residential properties in domestic offices from Schedule RC-C, part I, item 1.c.(2)(a), column B.

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-7a 19a

Schedule RC-C—Continued

Part II. Loans to Small Businesses and Small Farms

Schedule RC-C, Part II is to be reported only with the June Report of Condition.

Report the number and amount currently outstanding as of June 30 of business loans with “original amounts” of $1,000,000 or less and farm loans with “original amounts” of $500,000 or less. The following guidelines should be used to determine the “original amount” of a loan: (1) For loans drawn down under lines of credit or loan commitments, the “original amount” of the loan is the size of the line of credit or loan commitment when the line of credit or loan commitment was most recently approved, extended, or renewed prior to the report date. However, if the amount currently outstanding as of the report date exceeds this size, the “original amount” is the amount currently outstanding on the report date. (2) For loan participations and syndications, the “original amount” of the loan participation or syndication is the entire amount of credit originated by the lead lender. (3) For all other loans, the “original amount” is the total amount of the loan at origination or the amount currently outstanding as of the report date, whichever is larger.

Loans to Small Businesses

1. Indicate in the appropriate box at the right whether all or substantially all of the dollar volume of your bank’s “Loans secured by nonfarm nonresidential properties” in domestic offices reported in Schedule RC-C, part I, item 1.e, column B, and all or substantially all of the dollar volume of your bank’s “Commercial and industrial loans to U.S. addressees” in domestic offices reported in Schedule RC-C, part I, item 4.a, column B, have original amounts of $100,000 or less (If your bank has no loans outstanding in BOTH of these two loan categories, place an “X” in the box marked “NO.”)			RCON 6999	YES /NO / X NO	1

If YES, complete items 2.a and 2.b below, skip items 3 and 4, and go to item 5.

If NO, and your bank has loans outstanding in either loan category, skip items 2.a and 2.b, complete items 3 and 4 below, and go to item 5.

If NO and your bank has no loans outstanding in both loan categories, skip items 2 through 4, and go to item 5:

2. Report the total number of loans currently outstanding for each of the following Schedule RC-C, part I, loan categories:

			RCON	Number of Loans
a. “Loans secured by nonfarm nonresidential properties” in domestic offices reported in Schedule RC-C, part I, item 1.e, column B (Note: Item 1.e, column B, divided by the number of loans should NOT exceed $100,000.)			5562	N/A	2.a

b. “Commercial and industrial loans to U.S. addressees” in domestic offices reported in Schedule RC-C, part I, item 4.a, column B (Note: Item 4.a, column B, divided by the number of loans should NOT exceed $100,000.)			5563	N/A	2.b
Dollar Amounts in Thousands		(Column A) Number of Loans		(Column B) Amount Currently Outstanding
	RCON		RCON	Bil | Mil | Thou

3. Number and amount currently outstanding of “Loans secured by nonfarm nonresidential properties” in domestic offices reported in Schedule RC-C, part I, item 1.e, column B (sum of items 3.a through 3.c must be less than or equal to Schedule RC-C, part I, item 1.e, column B):

a. With original amounts of $100,000 or less	5564	10,935	5565	365,000	3.a

b. With original amounts of more than $100,000 through $250,000	5566	10,005	5567	1,415,000	3.b

c. With original amounts of more than $250,000 through $1,000,000	5568	13,341	5569	5,765,000	3.c

4. Number and amount currently outstanding of “Commercial and industrial loans to U.S. addressees” in domestic offices reported in Schedule RC-C, part I, item 4.a, column B (sum of items 4.a through 4.c must be less than or equal to Schedule RC-C, part I, item 4.a, column B):

a. With original amounts of $ 100,000 or less	5570	360,367	5571	4,580,000	4.a

b. With original amounts of more than $100,000 through $250,000	5572	10,422	5573	1,169,000	4.b

c. With original amounts of more than $250,000 through $1,000,000	5574	8,695	5575	2,915,000	4.c

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-7b 19b

Schedule RC-C—Continued

Part II. Continued

Agricultural Loans to Small Farms

5. Indicate in the appropriate box at the right whether all or substantially all of the dollar volume of your bank’s “Loans secured by farmland (including farm residential and other improvements)” in domestic offices reported in Schedule RC-C, part I, item 1.b, column B, and all or substantially all of the dollar volume of your bank’s “Loans to finance agricultural production and other loans to farmers” in domestic offices reported in Schedule RC-C, part I, item 3, column B, have original amounts of $100,000 or less (If your bank has no loans outstanding in BOTH of these two loan categories, place an “X” in the box marked “NO.”)

	RCON 6860	YES /NO / X NO	5

If YES, complete items 6.a and 6.b below and do not complete items 7 and 8.

If NO and your bank has loans outstanding in either loan category, skip items 6.a and 6.b and complete items 7 and 8 below.

If NO and your bank has no loans outstanding in both loan categories, do not complete items 6 through 8.

6. Report the total number of loans currently outstanding for each of the following Schedule RC-C, part I, loan categories:

		Number of Loans

a. “Loans secured by farmland (including farm residential and other improvements)” in domestic offices reported in Schedule RC-C, part I, item 1.b, column B (Note: Item 1.b, column B, divided by the number of loans should NOT exceed $100,000.)

	RCON 5576	N/A	6.a

b. “Loans to finance agricultural production and other loans to farmers” in domestic offices reported in Schedule RC-C, part I, item 3, column B (Note: Item 3, column B, divided by the number of loans should NOT exceed $100,000.)

	5577	N/A	6.b

Dollar Amounts in Thousands		(Column A) Number of Loans		(Column B) Amount Currently Outstanding
	RCON		RCON	Bil | Mil | Thou

7. Number and amount currently outstanding of “Loans secured by farmland (including farm residential and other improvements)” in domestic offices reported in Schedule RC-C, part I, item 1.b, column B (sum of items 7.a through 7.c must be less than or equal to Schedule RC-C, part I, item 1.b, column B):

a. With original amounts of $100,000 or less	5578	2,867	5579	121,000	7.a

b. With original amounts of more than $100,000 through $250,000	5580	1,897	5581	251,000	7.b

c. With original amounts of more than $250,000 through $500,000	5582	583	5583	170,000	7.c

8. Number and amount currently outstanding of “Loans to finance agricultural production and other loans to farmers” in domestic offices reported in Schedule RC-C, part I, item 3, column B, (sum of items 8.a through 8.c must be less than or equal to Schedule RC-C, part I, item 3 column B):

a. With original amounts of $100,000 or less	5584	16,837	5585	393,000	8.a

b. With original amounts of more than $100,000 through $250,000	5586	2,518	5587	289,000	8.b

c. With original amounts of more than $250,000 through $500,000	5588	1,062	5589	261,000	8.c

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-8 20

Schedule RC-D—Trading Assets and Liabilities

Schedule RC-D is to be completed by banks that reported average trading assets (Schedule RC-K, item 7) of $2 million or more for any quarter of the preceding year.

Dollar Amounts in Thousands	RCON	Bil | Mil | Thou
ASSETS

1. U.S. Treasury securities in domestic offices	3531	99,000	1

2. U.S. Government agency obligations in domestic offices (exclude mortgage- backed securities)	3532	618,000	2

3. Securities issued by states and political subdivisions in the U.S. in domestic offices	3533	0	3

4. Mortgage-backed securities (MBS) in domestic offices:

a. Pass-through securities issued or guaranteed by FNMA, FHLMC, or GNMA	3534	0	4.a

b. Other mortgage-backed securities issued or guaranteed by FNMA, FHLMC, or GNMA (include CMOs, REMICs, and stripped MBS)	3535	0	4.b

c. All other mortgage-backed securities	3536	51,000	4.c

5. Other debt securities in domestic offices	3537	6,000	5

6. -8. Not applicable

9. Other trading assets in domestic offices	3541	893,000	9

	RCFN

10. Trading assets in foreign offices	3542	0	10

11. Derivatives with a positive fair value:	RCON

a. In domestic offices	3543	4,646,000	11.a

	RCFN

b. In foreign offices	3543	0	11.b

	RCFD

12. Total trading assets (sum of items 1 through 11) (must equal Schedule RC, item 5)	3545	6,313,000	12

	RCFD	Bil | Mil | Thou
LIABILITIES

13. Liability for short positions	3546	639,000	13

14. Derivatives with a negative fair value	3547	4,327,000	14

15. Total trading liabilities (sum of items 13 and 14) (must equal Schedule RC, item 15)	3548	4,966,000	15

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-9 21

Schedule RC-E—Deposit Liabilities

Part I. Deposits in Domestic Offices

	Transaction Accounts				Nontransaction Accounts
	(Column A) Total transaction accounts (including total demand deposits)		(Column B) Memo: Total demand deposits (included in column A)		(Column C) Total nontransaction accounts (including MMDAs)
Dollar Amounts in Thousands	RCON	Bil | Mil | Thou	RCON	Bil | Mil | Thou	RCON	Bil | Mil | Thou
Deposits of:

1. Individuals, partnerships and corporations (include all certified and official checks)	B549	18,905,000			B550	226,689,000	1

2. U.S. Government	2202	21,000			2520	21,000	2

3. States and political subdivisions in the U.S.	2203	512,000			2530	5,388,000	3

4. Commercial banks and other depository institutions in the U.S.	B551	3,048,000			B552	303,000	4

5. Banks in foreign countries	2213	0			2236	614,000	5

6. Foreign governments, and official institutions (including foreign central banks)	2216	0			2377	0	6

7. Total (sum of items 1 through 6) (sum of columns A and C must equal Schedule RC, item 13.a)	2215	22,486,000	2210	19,407,000	2385	233,015,000	7

Dollar Amounts in Thousands	RCON	Bil | Mil | Thou
Memoranda

1. Selected components of total deposits (i.e., sum of item 7, columns A and C):

a. Total Individual Retirement Accounts (IRAs) and Keogh Plan accounts	6835	3,853,000	M.1.a

b. Total brokered deposits	2365	19,827,000	M.1.b

c. Fully insured brokered deposits (included in Memorandum item 1.b above):

(1) Issued in denominations of less than $100,000	2343	0	M.1.c.1

(2) Issued either in denominations of $100,000 or in denominations greater than $100,000 and participated out by the broker in shares of $100,000 or less	2344	0	M.1.c.2

d. Maturity data for brokered deposits:

(1) Brokered deposits issued in denominations of less than $100,000 with a remaining maturity of one year or less (included in Memorandum item 1.c.(1) above)	A243	0	M.1.d.1

(2) Brokered deposits issued in denominations of $100,000 or more with a remaining maturity of one year or less (included in Memorandum item 1.b above)	A244	19,396,000	M.1.d.2

e. Preferred deposits (uninsured deposits of states and political subdivisions in the U.S. reported in item 3 above which are secured or collaterlized as required under state law) (to be completed for the December report only)	5590	N/A	M.1.e

2. Components of total nontransaction accounts (sum of Memorandum items 2.a through 2.c must equal item 7, column C, above):

a. Savings deposits:

(1) Money market deposit accounts (MMDAs)	6810	92,417,000	M.2.a.1

(2) Other savings deposits (excludes MMDAs)	0352	97,108,000	M.2.a.2

b. Total time deposits of less than $100,000	6648	14,774,000	M.2.b

c. Total time deposits of $100,000 or more	2604	28,716,000	M.2.c

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-10 22

Schedule RC-E—Continued

Part I. Continued

Dollar Amounts in Thousands	RCON	Bil | Mil | Thou
Memoranda (continued)

3. Maturity and repricing data for time deposits of less than $100,000 :

a. Time deposits of less than $100,000 with a remaining maturity or next repricing date of (1,2)

(1) Three months or less	A579	2,889,000	M.3.a.1

(2) Over three months through 12 months	A580	6,524,000	M.3.a.2

(3) Over one year through three years	A581	4,275,000	M.3.a.3

(4) Over three years	A582	1,086,000	M.3.a.4

b. Time deposits of less than $100,000 with a REMAINING MATURITY of one year or less (included in Memorandum items 3.a.(1) through 3.a.(4) above)(3)	A241	9,413,000	M.3.b

4. Maturity and repricing data for time deposits of $100,000 or more:

a. Time deposits of $100,000 or more with a remaining maturity or next repricing date of (1,4)

(1) Three months or less	A584	22,667,000	M.4.a.1

(2) Over three months through 12 months	A585	3,343,000	M.4.a.2

(3) Over one year through three years	A586	1,878,000	M.4.a.3

(4) Over three years	A587	828,000	M.4.a.4

b. Time deposits of $100,000 or more with a REMAINING MATURITY of one year or less (included in Memorandum items 4.a.(1) through 4.a.(4) above)(3)	A242	26,010,000	M.4.b

(1)    Report fixed rate time deposits by remaining maturity and floating rate time deposits by next repricing date.

(2)    Sum of Memorandum items 3.a.(1) through 3.a.(4) must equal Schedule RC-E Memorandum item 2.b.

(3)    Report both fixed and floating rate time deposits by remaining maturity. Exclude floating rate time deposits with a next repricing date of one year or less that have a remaining maturity of over one year.

(4)    Sum of Memorandum items 4.a.(1) through 4.a.(4) must equal Schedule RC-E, Memorandum item 2.c.

Part II. Deposits in Foreign Offices (including Edge and Agreement subsidiaries and IBFs)

Dollar Amounts in Thousands	RCFN	Bil | Mil | Thou
Deposits of:

1. Individuals, partnerships, and corporations (include all certified and official checks)	B553	25,093,000	1

2. U.S. banks (including IBFs and foreign branches of U.S. banks) and other U.S. depository institutions	B554	799,000	2

3. Foreign banks (including U.S. branches and agencies of foreign banks, including their IBFs)	2625	195,000	3

4. Foreign governments and official institutions (including foreign central banks)	2650	2,086,000	4

5. U.S. Government and states and political subdivisions in the U.S.	B555	171,000	5

6. Total (sum of items 1 through 5 ) (must equal Schedule RC, item 13.b)	2200	28,344,000	6

Dollar Amounts in Thousands	RCFN	Bil | Mil | Thou
Memorandum

1. Time deposits with a remaining maturity of one year or less (included in Part II, item 6 above)	A245	26,994,000	M.1

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-11 23

Schedule RC-F—Other Assets

Dollar Amounts in Thousands			RCFD	Bil | Mil | Thou
1. Accrued interest receivable (1)			B556	1,459,000	1

2. Net deferred tax assets (2)			2148	0	2

3. Interest-only strips receivable (not in the form of a security) (3) on:

a. Mortgage loans			A519	72,000	3.a

b. Other financial assets			A520	51,000	3.b

4. Equity securities that DO NOT have readily determinable fair values (4)			1752	1,353,000	4

5. Other (itemize and describe amounts greater than $25,000 that exceed 25% of this item)			2168	11,216,000	5

TEXT

a. Prepaid Expenses	2166	0			5.a

b. Cash surrender value of life insurance	C009	0			5.b

c. Repossessed personal property (including vehicles)	1578	0			5.c

d. Derivatives with a positive fair value held for purposes other than trading	C010	0			5.d

e. Retained interests in accrued interest receivable related to securitized credit cards	C436	0			5.e

f. 3549 Auto Operating Leases	3549	3,446,000			5.f

g. 3550	3550	N/A			5.g

h. 3551	3551	N/A			5.h

6. Total (sum of items 1 through 5) (must equal Schedule RC, item 11)			2160	14,151,000	6

Schedule RC-G—Other Liabilities

Dollar Amounts in Thousands			RCON	Bil | Mil | Thou
1. a. Interest accrued and unpaid on deposits in domestic offices(5)			3645	166,000	1.a

b. Other expenses accrued and unpaid (includes accrued income taxes payable)			RCFD 3646	2,284,000	1.b

2. Net deferred tax liabilities (2)			3049	5,565,000	2

3. Allowance for credit losses on off-balance sheet credit exposures			B557	109,000	3

4. Other (itemize and describe amounts greater than $25,000 that exceed 25% of this item)			2938	2,384,000	4

TEXT

a. Accounts Payable	3066	1,348,000			4.a

b. Deferred compensation liabilities	C011	0			4.b

c. Dividends declared but not yet payable	2932	0			4.c

d. Derivatives with a negative fair value held for purposes other than trading	C012	0			4.d
e. 3552	3552	N/A			4.e
f. 3553	3553	N/A			4.f
g. 3554	3554	N/A			4.g

5. Total (sum of items 1 through 4) (must equal Schedule RC, item 20)			2930	10,508,000	5

(1)	Include accrued interest receivable on loans, leases, debt securities, and other interest-bearing assets.

(2)	See discussion of deferred income taxes in Glossary entry on “income taxes.”

(3)	Report interest-only strips receivable in the form of a security as available-for sale securities in Schedule RC, item 2.b, or as trading assets in Schedule RC, item 5, as appropriate.

(4)	Include Federal Reserve stock, Federal Home Loan Bank stock, and bankers’ bank stock

(5)	For savings banks, includes “dividends” accrued and unpaid on deposits.

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-12 24

Schedule RC-H—Selected Balance Sheet Items for Domestic Offices

	Domestic Offices
Dollar Amounts in Thousands	RCON	Bil | Mil | Thou
1. Customers’ liability to this bank on acceptances outstanding	2155	81,000	1

2. Bank’s liability on acceptances executed and outstanding	2920	81,000	2

3. Securities purchased under agreements to resell	B989	905,000	3

4. Securities sold under agreements to repurchase	B995	3,420,000	4

5. Other borrowed money	3190	10,763,000	5

EITHER

6. Net due from own foreign offices, Edge and Agreement subsidiaries, and IBFs	2163	N/A	6

OR

7. Net due to own foreign offices, Edge and Agreement subsidiaries, and IBFs	2941	27,155,000	7

8. Total assets (excludes net due from foreign offices, Edge and Agreement subsidiaries, and IBFs)	2192	362,894,000	8

9. Total liabilities (excludes net due to foreign offices, Edge and Agreement subsidiaries, and IBFs)	3129	301,626,000	9

In items 10-17 report the amortized (historical) cost of both held-to-maturity and available-for-sale securities in domestic offices.
	RCON	Bil | Mil | Thou

10. U.S. Treasury securities	1039	272,000	10

11. U.S. Government agency obligations (exclude mortgage-backed securities)	1041	72,000	11

12. Securities issued by states and political subdivisions in the U.S.	1042	1,747,000	12

13. Mortgage-backed securities (MBS):

a. Pass-through securities:

(1) Issued or guaranteed by FNMA, FHLMC, or GNMA	1043	15,009,000	13.a.1

(2) Other pass-through securities	1044	0	13.a.2

b. Other mortgage-backed securities (include CMOs, REMICs, and stripped MBS):

(1) Issued or guaranteed by FNMA, FHLMC, or GNMA	1209	387,000	13.b.1

(2) All other mortgage-backed securities	1280	4,250,000	13.b.2

14. Other domestic debt securities (include domestic asset-backed securities)	1281	1,486,000	14

15. Foreign debt securities (include foreign asset-backed securities)	1282	117,000	15

16. Investments in mutual funds and other equity securities with readily determinable fair values	A510	16,000	16

17. Total amortized (historical) cost of both held-to-maturity and available-for-sale securities (sum of items 10 through 16)	1374	23,356,000	17

18. Equity securities that do not have readily determinable fair values	1752	1,353,000	18

Schedule RC-I—Selected Assets and Liabilities of IBFs

To be completed only by banks with IBFs and other “foreign” offices

Dollar Amounts in Thousands	RCFN	Bil | Mil | Thou
1. Total IBF assets of the consolidated bank (component of Schedule RC, item 12)	2133	10,000	1

2. Total IBF liabilities (component of Schedule RC, item 21)	2898	1,000	2

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RI-13 25

Schedule RC-K—Quarterly Averages (1)

Dollar Amounts in Thousands	RCFD	Bil | Mil | Thou
ASSETS
1. Interest-bearing balances due from depository institutions	3381	2,011,000	1

2. U.S. Treasury securities and U.S. Government agency obligations (2) (excluding mortgage-backed securities)	B558	251,000	2

3. Mortgage-backed securities (2)	B559	20,582,000	3

4. All other securities (2, 3) (includes securities issued by states and political subdivisions in the U.S.)	B560	3,375,000	4

5. Federal funds sold and securities purchased under agreements to resell	3365	3,199,000	5

6. Loans:

a. Loans in domestic offices:	RCON

(1) Total loans	3360	278,314,000	6.a.1

(2) Loans secured by real estate	3385	185,848,000	6.a.2

(3) Loans to finance agricultural production and other loans to farmers	3386	3,658,000	6.a.3

(4) Commercial and industrial loans	3387	38,248,000	6.a.4

(5) Loans to individuals for household, family, and other personal expenditures:

(a) Credit cards	B561	5,327,000	6.a.5.a

(b) Other (includes single payment, installment, all student loans, and revolving credit plans other than credit cards)	B562	25,330,000	6.a.5.b

	RCFN

b. Total loans in foreign offices, Edge and Agreement subsidiaries, and IBFs	3360	27,000	6.b

	RCFD

7. Trading assets	3401	6,902,000	7

8. Lease financing receivables (net of unearned income)	3484	3,344,000	8

9. Total assets(4)	3368	364,007,000	9

LIABILITIES

	RCON

10. Interest-bearing transaction accounts in domestic offices (NOW accounts, ATS accounts, and telephone and preauthorized transfer accounts) (exclude demand deposits)	3485	3,560,000	10

11. Nontransaction accounts in domestic offices:

a. Savings deposits (includes MMDAs)	B563	190,354,000	11.a

b. Time deposits of $100,000 or more	A514	34,251,000	11.b

c. Time deposits of less than $100,000	A529	14,466,000	11.c

	RCFN

12. Interest-bearing deposits in foreign offices, Edge and Agreement subsidiaries, and IBFs	3404	23,705,000	12

	RCFD

13. Federal funds purchased and securities sold under agreements to repurchase	3353	9,526,000	13

14. Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	3355	12,710,000	14

(1)	For all items, banks have the option of reporting either (1) an average of DAILY figures for the quarter, or (2) an average of WEEKLY figures (i.e., the Wednesday of each week of the quarter).

(2)	Quarterly averages for all debt securities should be based on amortized cost.

(3)	Quarterly averages for all equity securities should be based on historical cost.

(4)	The quarterly averages for total assets should reflect all debt securities (not held for trading) at amortized cost, equity securities with readily determinable fair values at the lower of cost or fair value, and equity securities without readily determinable fair values at historical cost.

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-14 26

Schedule RC-L—Derivatives and Off-Balance Sheet Items

Please read carefully the instructions for the preparation of Schedule RC-L. Some of the amounts reported in Schedule RC-L are regarded as volume indicators and not necessarily as measures of risk.

Dollar Amounts in Thousands			RCFD	Bil | Mil | Thou
1. Unused commitments:

a. Revolving, open-end lines secured by 1-4 family residential properties, e.g., home equity lines			3814	42,154,000	1.a

b. Credit card lines			3815	23,692,000	1.b

c. (1) Commitments to fund commercial real estate, construction, and land development loans secured by real estate			3816	10,044,000	1.c.1

(2) Commitments to fund commercial real estate, construction, and land development loans NOT secured by real estate			6550	5,678,000	1.c.2

d. Securities underwriting			3817	0	1.d

e. Other unused commitments			3818	59,501,000	1.e

2. Financial standby letters of credit and foreign office guarantees			3819	4,443,000	2

a. Amount of financial standby letters of credit conveyed to others	3820	777,000			2.a

3. Performance standby letters of credit and foreign office guarantees			3821	6,090,000	3.

a. Amount of performance standby letters of credit conveyed to others	3822	676,000			3.a

4. Commercial and similar letters of credit			3411	358,000	4

5. Participations in acceptances (as described in the instructions) conveyed to others by the reporting bank			3428	5,000	5

6. Securities lent (including customers’ securities lent where the customer is indemnified against loss by the reporting bank)			3433	207,000	6

7. Credit derivatives:

a. Notional amount of credit derivatives on which the reporting bank is the guarantor			A534	1,586,000	7.a

(1) Gross positive fair value			C219	14,000	7.a.1

(2) Gross negative fair value			C220	5,000	7.a.2

b. Notional amount of credit derivatives on which the reporting bank is the beneficiary			A535	1,649,000	7.b

(1) Gross positive fair value			C221	3,000	7.b.1

(2) Gross negative fair value			C222	24,000	7.b.2

8. Spot foreign exchange contracts			8765	9,781,000	8

9. All other off-balance sheet liabilities (exclude derivatives) (itemize and describe each component of this item over 25% of Schedule RC, item 28, “Total equity capital”)			3430	0	9

TEXT

a. Securities borrowed	3432	0			9.a

b. Commitments to purchase when-issued securities	3434	0			9.b

c. 3555	3555	N/A			9.c

d. 3556	3556	N/A			9.d

e. 3557	3557	N/A			9.e

10. All other off-balance sheet assets (exclude derivatives) (itemize and describe each component of this item over 25% Schedule RC item 28., “Total equity capital”)			5591	0	10

TEXT

a. Commitments to sell when-issued securities	3435	0			10.a

b. 5592	5592	N/A			10.b

c. 5593	5593	N/A			10.c

d. 5594	5594	N/A			10.d

e. 5595	5595	N/A			10.e

			RCFD	Tril | Bil | Mil | Thou
11. Year-to-date merchant credit card sales volume:
a. Sales for which the reporting bank is the acquiring bank			C223	34,897,000	11.a
b. Sales for which the reporting bank is the agent bank with risk			C224	0	11.b

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-15 27

Schedule RC-L—Continued

Dollar Amounts in Thousands	(Column A) Interest Rate Contracts	(Column B) Foreign Exchange Contracts	(Column C) Equity Derivative Contracts	(Column D) Commodity and Other Contracts
Derivatives Position Indicators	Tril | Bil | Mil | Thou	Tril | Bil | Mil | Thou	Tril | Bil | Mil | Thou	Tril | Bil | Mil | Thou
12. Gross amounts (e.g., notional amounts) (for each column, sum of items 12.a through 12.e must equal sum of items 13 and 14):	RCFD 8693	RCFD 8694	RCFD 8695	RCFD 8696

a. Futures contracts	172,664,000	1,022,000	0	0	12.a

b. Forward contracts	RCFD 8697	RCFD 8698	RCFD 8699	RCFD 8700
	194,008,000	18,253,000	0	0	12.b

c. Exchange-traded option contracts:	RCFD 8701	RCFD 8702	RCFD 8703	RCFD 8704

(1) Written options	246,000	0	0	0	12.c.1

	RCFD 8705	RCFD 8706	RCFD 8707	RCFD 8708

(2) Purchased options	14,119,000	3,000	2,000	0	12.c.2

d. Over-the-counter option contracts:	RCFD 8709	RCFD 8710	RCFD 8711	RCFD 8712

(1) Written options	82,518,000	2,674,000	652,000	1,881,000	12.d.1

	RCFD 8713	RCFD 8714	RCFD 8715	RCFD 8716

(2) Purchased options	55,269,000	2,717,000	652,000	1,881,000	12.d.2

	RCFD 3450	RCFD 3826	RCFD 8719	RCFD 8720

e. Swaps	113,691,000	1,135,000	8,000	20,399,000	12.e

13. Total gross notional amount of derivative contracts held for trading	RCFD A126	RCFD A127	RCFD 8723	RCFD 8724
	235,854,000	24,804,000	1,314,000	24,161,000	13

14. Total gross notional amount of derivative contracts held for purposes other than trading
	RCFD 8725	RCFD 8726	RCFD 8727	RCFD 8728
	396,661,000	1,000,000	0	0	14

a. Interest rate swaps where the bank has agreed to pay a fixed rate	RCFD A589
	6,869,000				14.a

15. Gross fair values of derivative contracts:

a. Contracts held for trading:	RCFD 8733	RCFD 8734	RCFD 8735	RCFD 8736

(1) Gross positive fair value	3,473,000	374,000	43,000	419,000	15.a.1

	RCFD 8737	RCFD 8738	RCFD 8739	RCFD 8740

(2) Gross negative fair value	3,387,000	286,000	43,000	419,000	15.a.2

b. Contracts held for purposes other than trading:	RCFD 8741	RCFD 8742	RCFD 8743	RCFD 8744

(1) Gross positive fair value	573,000	5,000	0	0	15.b.1

	RCFD 8745	RCFD 8746	RCFD 8747	RCFD 8748

(2) Gross negative fair value	349,000	5,000	0	0	15.b.2

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC -16 28

Schedule RC-M—Memoranda

Dollar Amounts in Thousands			RCFD	Bil | Mil | Thou
1. Extensions of credit by the reporting bank to its executive officers, directors, principal shareholders, and their related interests as of the report date:

a. Aggregate amount of all extensions of credit to all executive officers, directors, principal shareholders, and their related interests			6164	46,000	1.a

b. Number of executive officers, directors, and principal shareholders to whom the amount of all extensions of credit by the reporting bank (including extensions of credit to related interests) equals or exceeds the lesser of $500,000 or 5 percent of total capital as defined for this purpose in agency regulations

		Number
	6165	11			1.b

2. Intangible assets other than goodwill:

a. Mortgage servicing Assets			3164	8,496,000	2.a

(1) Estimated fair value of mortgage servicing assets	A590	8,501,000			2.a.1

b. Purchased credit card relationships and nonmortgage servicing assets			B026	47,000	2.b

c. All other identifiable intangible assets			5507	566,000	2.c

d. Total (sum of items 2.a, 2.b, and 2.c) (must equal Schedule RC, item 10.b)			0426	9,109,000	2.d

3. Other real estate owned:

a. Direct and indirect investments in real estate ventures			5372	14,000	3.a

b. All other real estate owned:			RCON

(1) Construction, land development, and other land in domestic offices			5508	0	3.b.1

(2) Farmland in domestic offices			5509	0	3.b.2

(3)1-4 family residential properties in domestic offices			5510	96,000	3.b.3

(4) Multifamily (5 or more) residential properties in domestic offices			5511	0	3.b.4

(5) Nonfarm nonresidential properties in domestic offices			5512	15,000	3.b.5

			RCFN

(6) In foreign offices			5513	0	3.b.6

			RCFD

c. Total (sum of items 3.a and 3.b) (must equal Schedule RC, item 7)			2150	125,000	3.c

4. Investments in unconsolidated subsidiaries and associated companies:

a. Direct and indirect investments in real estate ventures			5374	9,000	4.a

b. All other investments in unconsolidated subsidiaries and associated companies			5375	321,000	4.b

c. Total (sum of items 4.a and 4.b) (must equal Schedule RC, item 8)			2130	330,000	4.c

5. Other borrowed money:

a. Federal Home Loan Bank advances:

(1) With a remaining maturity of one year or less (1)			2651	750,000	5.a.1

(2) With a remaining maturity of more than one year through three years			B565	0	5.a.2

(3) With a remaining maturity of more than three years			B566	2,650,000	5.a.3

b. Other borrowings:

(1) With a remaining maturity of one year or less			B571	3,393,000	5.b.1

(2) With a remaining maturity of more than one year through three years			B567	3,350,000	5.b.2

(3) With a remaining maturity of more than three years			B568	620,000	5.b.3

c. Total (sum of items 5.a.(1) through 5.b.(3)) (must equal Schedule RC, item 16)			3190	10,763,000	5.c

				YES / NO

6. Does the reporting bank sell private label or third party mutual funds and annuities?			B569	YES	6

			RCFD	Bil | Mil | Thou
7. Assets under the reporting bank’s management in proprietary mutual funds and annuities			B570	0	7

8. Primary Internet Web site address of the bank (home page), if any (example: www.examplebank.com) (TEXT 4087) http://www.wellsfargo.com					8

				YES / NO

9. Do any of the bank’s Internet Web sites have transactional capability, i.e., allow the bank’s customers to execute transactions on their accounts through the Web site?			4088	YES	9

(1)	Includes overnight Federal Home Loan Bank advances.

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-17 29

Schedule RC-N—Past Due and Nonaccrual Loans, Leases, and Other Assets

	RCON	(Column A) Past due 30 through 89 days and still accruing	RCON	(Column B) Past due 90 days or more and still accruing	RCON	(Column C) Nonaccrual
Dollar Amounts in Thousands		Bil | Mil | Thou		Bil | Mil | Thou		Bil | Mil | Thou
1. Loans secured by real estate:

a. Construction, land development, and other land loans in domestic offices	2759	86,000	2769	3,000	3492	45,000	1.a

b. Secured by farmland in domestic offices	3493	9,000	3494	1,000	3495	29,000	1.b

c. Secured by 1-4 family residential properties in domestic offices:

(1) Revolving, open-end loans secured by 1-4 family residential properties and extended under lines of credit	5398	310,000	5399	24,000	5400	101,000	1.c.1

(2) Closed-end loans secured by 1-4 family residential properties:

(a) Secured by first liens	C236	978,000	C237	1,945,000	C229	125,000	1.c.2.a

(b) Secured by junior liens	C238	48,000	C239	4,000	C230	2,000	1.c.2.b

d. Secured by multifamily (5 or more) residential properties in domestic offices	3499	3,000	3500	0	3501	19,000	1.d

e. Secured by nonfarm nonresidential properties properties in domestic offices	3502	41,000	3503	7,000	3504	145,000	1.e
	RCFN		RCFN		RCFN
f. In foreign offices	B572	0	B573	0	B574	0	1.f

2. Loans to depository institutions and acceptances of other banks:
	RCFD		RCFD		RCFD
a. To U.S. banks and other U.S. depository institutions	5377	0	5378	0	5379	0	2.a
b. To foreign banks	5380	0	5381	0	5382	0	2.b

3. Loans to finance agricultural production and other loans to farmers	1594	10,000	1597	8,000	1583	46,000	3

4. Commercial and industrial loans:

a. To U.S. addressees (domicile)	1251	106,000	1252	15,000	1253	218,000	4.a

b. To non-U.S. addressees (domicile)	1254	2,000	1255	0	1256	1,000	4.b

5. Loans to individuals for household, family, and other personal expenditures:

a. Credit cards	B575	88,000	B576	77,000	B577	0	5.a

b. Other (includes single payment, installment, all student loans, and revolving credit plans other than credit cards)	B578	315,000	B579	121,000	B580	5,000	5.b

6. Loans to foreign governments and official institutions	5389	0	5390	0	5391	0	6

7. All other loans	5459	34,000	5460	0	5461	3,000	7

8. Lease financing receivables:

a. Of U.S. addressees (domicile)	1257	8,000	1258	0	1259	35,000	8.a

b. Of non-U.S. addressees (domicile)	1271	0	1272	0	1791	0	8.b

9. Debt securities and other assets (exclude other real estate owned and other repossessed assets)	3505	6,000	3506	11,000	3507	11,000	9

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-18 30

Schedule RC-N—Continued

Amounts reported in Schedule RC-N, items 1 through 8, above include guaranteed and unguaranteed portions of past due and nonaccrual loans and leases. Report in item 10 below certain guaranteed loans and leases that have already been included in the amounts reported in items 1 through 8.

	RCFD	(Column A) Past due 30 through 89 days and still accruing	RCFD	(Column B) Past due 90 days or more and still accruing	RCFD	(Column C) Nonaccrual
Dollar Amounts in Thousands		Bil | Mil | Thou		Bil | Mil | Thou		Bil | Mil | Thou
10. Loans and leases reported in items 1 through 8 above which are wholly or partially guaranteed by the U.S. Government	5612	517,000	5613	1,990,000	5614	27,000	10

a. Guaranteed portion of loans and leases included in item 10 above (exclude rebooked “GNMA loans”)	5615	80,000	5616	75,000	5617	19,000	10.a

b. Rebooked “GNMA loans” that have been repurchased or are eligible for repurchase included in item 10 above	C866	432,000	C867	1,914,000	C868	0	10.b

		(Column A) Past due 30 through 89 days and still accruing		(Column B) Past due 90 days or more and still accruing		(Column C) Nonaccrual
Dollar Amounts in Thousands	RCFD	Bil | Mil | Thou	RCFD	Bil | Mil | Thou	RCFD	Bil | Mil | Thou
Memoranda

1. Restructured loans and leases included in Schedule RC-N, items 1 through 8, above (and not reported in Schedule RC-C, Part I, Memorandum item 1)	1658	0	1659	0	1661	52,000	M.1

2. Loans to finance commercial real estate, construction, and land development activities (not secured by real estate) included in Schedule RC-N, items 4 and 7, above	6558	39,000	6559	3,000	6560	5,000	M.2

3. Loans secured by real estate to non-U.S. addresses (domicile) (included in Schedule RC-N, item 1, above)	1248	0	1249	0	1250	1,000	M.3

4. Not applicable

5. Loans and leases held for sale (included in Schedule RC-N, items 1 through 8, above)	C240	125,000	C241	21,000	C226	3,000	M.5

		(Column A) Past due 30 through 89 days		(Column B) Past due 90 days or more
	RCFD	Bil | Mil | Thou	RCFD	Bil | Mil | Thou
6. Interest rate, foreign exchange rate, and other commodity and equity contracts:

Fair value of amounts carried as assets	3529	0	3530	0	M.6

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-19 31

Schedule RC-O—Other Data for Deposit Insurance and FICO Assessments

Dollar Amounts in Thousands	RCON	Bil | Mil | Thou
1. Unposted debits (see instructions):

a. Actual amount of all unposted debits	0030	N/A	1.a

OR

b. Separate amount of unposted debits:

(1) Actual amount of unposted debits to demand deposits	0031	0	1.b.1

(2) Actual amount of unposted debits to time and savings deposits (1)	0032	0	1.b.2

2. Unposted credits (see instructions):

a. Actual amount of all unposted credits	3510	N/A	2.a

OR

b. Separate amount of unposted credits:

(1) Actual amount of unposted credits to demand deposits	3512	0	2.b.1

(2) Actual amount of unposted credits to time and savings deposits (1)	3514	0	2.b.2

3. Uninvested trust funds (cash) held in bank’s own trust department (not included in total deposits in domestic offices)	3520	0	3

4. Deposits of consolidated subsidiaries in domestic offices and in insured branches in Puerto Rico and U.S. territories and possessions (not included in total deposits):

a. Demand deposits of consolidated subsidiaries	2211	1,095,000	4.a

b. Time and savings deposits (1) of consolidated subsidiaries	2351	0	4.b

c. Interest accrued and unpaid on deposits of consolidated subsidiaries	5514	0	4.c

5. Deposits in insured branches in Puerto Rico and U.S. territories and possessions:

a. Demand deposits in insured branches (included in Schedule RC-E, Part II)	2229	0	5.a

b. Time and saving deposits (1) in insured branches (included in Schedule RC-E, Part II)	2383	0	5.b

c. Interest accrued and unpaid on deposits in insured branches (included in Schedule RC-G, item 1.b)	5515	0	5.c

6. Reserve balances actually passed through to the Federal Reserve by the reporting bank on behalf of its respondent depository institutions that are also reflected as deposit liabilities of the reporting bank:

a. Amount reflected in demand deposits (included in Schedule RC-E, Part I, Item 7 column B)	2314	202,000	6.a

b. Amount reflected in time and savings deposits (1) (included in Schedule RC-E, Part I, Item 7, column A or C, but not column B)	2315	0	6.b

7. Unamortized premiums and discounts on time and savings deposits: (1,2)

a. Unamortized premiums	5516	0	7.a

b. Unamortized discounts	5517	0	7.b

8. To be completed by banks with “ Oakar deposits ”.

a. Deposits purchased or acquired from other FDIC-insured institutions during the quarter (exclude deposits purchased or acquired from foreign offices other than insured branches in Puerto Rico and U.S. territories and possessions):

(1) Total deposits purchased or acquired from other FDIC-insured institutions during the quarter	A531	0	8.a.1

(2) Amount of purchased or acquired deposits reported in item 8.a.(1) above attributable to a secondary fund (i.e., BIF members report deposits attributable to SAIF; SAIF members report deposits attributable to BIF)	A532	0	8.a.2

b. Total deposits sold or transferred to other FDIC-insured institutions during the quarter (exclude sales or transfers by the reporting bank of deposits in foreign offices other than insured branches in Puerto Rico and U.S. territories and possessions)	A533	0	8.b

(1)	For FDIC and FICO insurance assessment purposes, “time and savings deposits” consists of nontransaction accounts and all transaction accounts other than demand deposits.

(2)	Exclude core deposit intangibles.

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 RC-20 32

Schedule RC-O—Continued

Dollar Amounts in Thousands			RCON	Bil | Mil | Thou
9. Deposits in lifeline accounts			5596		9

10. Benefit-responsive “Depository Institution Investment Contracts” (included in total deposits in domestic offices)			8432	0	10

11. Adjustments to demand deposits in domestic offices and in insured branches in Puerto Rico and U.S. territories and possessions reported in Schedule RC-E for certain reciprocal demand balances :

a. Amount by which demand deposits would be reduced if the reporting bank’s reciprocal demand balances with the domestic offices of U.S. banks and savings associations and insured branches in Puerto Rico and U.S. territories and possessions that were reported on a gross basis in Schedule RC-E had been reported on a net basis			8785	0	11.a

b. Amount by which demand deposits would be increased if the reporting bank’s reciprocal demand balances with foreign banks and foreign offices of other U.S. banks (other than insured branches in Puerto Rico and U.S. territories and possessions) that were reported on a net basis in Schedule RC-E had been reported on a gross basis			A181	0	11.b

c. Amount by which demand deposits would be reduced if cash items in process of collection were included in the calculation of the reporting bank’s net reciprocal demand balances with the domestic offices of U.S. banks and savings associations and insured branches in Puerto Rico and U.S. territories and possessions in Schedule RC-E			A182	0	11.c

12. Amount of assets netted against deposit liabilities in domestic offices and in insured branches in Puerto Rico and U.S. territories and possessions on the balance sheet (Schedule RC) in accordance with generally accepted accounting principles (exclude amounts related to reciprocal demand balances):

a. Amount of assets netted against demand deposits			A527	0	12.a

b. Amount of assets netted against time and savings deposits			A528	0	12.b

Memoranda (to be completed each quarter except as noted)
Dollar Amounts in Thousands			RCON	Bil | Mil | Thou

1. Total deposits in domestic offices of the bank and in insured branches in Puerto Rico and U.S. territories and possessions (sum of Memorandum items 1.a.(1) and 1.b.(1) must equal the sum of Schedule RC, item 13.a, and Schedule RC-O, items 5.a and 5.b):

a. Deposit accounts of $100,000 or less:

(1) Amount of deposit accounts of $100,000 or less			2702	114,538,000	M.1.a 1

(2) Number of deposit accounts of $100,000 or less		Number

(to be completed for the June report only)	3779	28,818,860			M.1.a 2

b. Deposit accounts of more than $100,000:

(1) Amount of deposit accounts of more than $100,000			2710	140,963,000	M.1.b 1

		Number

(2) Number of deposit accounts of more than $100,000	2722	313,322			M.1.b 2

2. Memorandum item 2 is to be completed by all banks.

Estimated amount of uninsured deposits in domestic offices of the bank and in insured branches in Puerto Rico and U.S. territories and possessions (see instructions)			5597	109,630,000	M.2

3. Has the reporting institution been consolidated with a parent bank or savings association in that parent bank’s or parent savings association’s
Call Report or Thrift Financial Report ?
If so, report the legal title and FDIC Certificate Number of the parent bank or parent savings association:

Text			RCON	FDIC Cert No.

A545 N/A			A545	N/A	M.3

(1)	The dollar amounts used as the basis for reporting in Memoranda items 1.a and 1.b reflect the deposit insurance limits in effect on the report date.

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-21 33

Schedule RC-R—Regulatory Capital

Dollar Amounts in Thousands	RCFD	Bil | Mil | Thou
Tier 1 capital

1. Total equity capital (from Schedule RC, item 28)	3210	34,049,000	1

2. LESS: Net unrealized gains (losses) on available-for-sale securities (1) (if a gain, report as a positive value; if a loss, report as a negative value)	8434	525,000	2

3. LESS: Net unrealized loss on available-for-sale EQUITY securities (1) (report loss as a positive value)	A221	0	3

4. LESS: Accumulated net gains (losses) on cash flow hedges (1) (if a gain, report as a positive value; if a loss, report as a negative value)	4336	(34,000)	4

5. LESS: Nonqualifying perpetual preferred stock	B588	0	5

6. Qualifying minority interests in consolidated subsidiaries	B589	64,000	6

7. LESS: Disallowed goodwill and other disallowed intangible assets	B590	9,038,000	7

8. Subtotal (sum of items 1 and 6, less items 2, 3, 4, 5, and 7)	C227	24,584,000	8

9. a. LESS: Disallowed servicing assets and purchased credit card relationships	B591	847,000	9.a

b. LESS: Disallowed deferred tax assets	5610	0	9.b

10. Other additions to (deductions from) Tier 1 capital	B592	0	10

11. Tier 1 capital (sum of items 8 and 10, less items 9.a and 9.b)	8274	23,737,000	11

Tier 2 Capital

12. Qualifying subordinated debt and redeemable preferred stock	5306	6,550,000	12

13. Cumulative perpetual preferred stock includible in Tier 2 capital	B593	0	13

14. Allowance for loan and lease losses includible in Tier 2 capital	5310	2,445,000	14

15. Unrealized gains on available-for-sale equity securities includible in Tier 2 capital	2221	0	15

16. Other Tier 2 capital components	B594	0	16

17. Tier 2 capital (sum of items 12 through 16)	5311	8,995,000	17

18. Allowable Tier 2 capital (lesser of item 11 or 17)	8275	8,995,000	18

19. Tier 3 capital allocated for market risk	1395	0	19

20. LESS: Deductions for total risk-based capital	B595	0	20

21. Total risk-based capital (sum of items 11, 18, and 19, less item 20)	3792	32,732,000	21

Total assets for leverage ratio

22. Average total assets (from Schedule RC-K, item 9)	3368	364,007,000	22

23. LESS: Disallowed goodwill and other disallowed intangible assets (from item 7 above)	B590	9,038,000	23

24. LESS: Disallowed servicing assets and purchased credit card relationships (from item 9.a above)	B591	847,000	24

25. LESS: Disallowed deferred tax assets (from item 9.b above)	5610	0	25

26. LESS: Other deductions from assets for leverage capital purposes	B596	0	26

27. Average total assets for leverage capital purposes (item 22 less items 23 through 26)	A224	354,122,000	27

Adjustments for financial subsidiaries

28.a Adjustment to Tier 1 capital reported in item 11	C228	58,000	28.a

b. Adjustment to total risk-based capital reported in item 21	B503	115,000	28.b

29. Adjustment to risk-weighted assets reported in item 62	B504	20,000	29

30. Adjustment to average total assets reported in item 27	B505	118,000	30

Capital Ratios
	RCFD	(Column A) Percentage	RCFD	(Column B) Percentage
(Column B is to be completed by all banks. Column A is to be completed by banks with financial subsidiaries)

31. Tier 1 leverage ratio (2)	7273	6.69%	7204	6.70%	31

32. Tier 1 risk-based capital ratio (3)	7274	8.10%	7206	8.12%	32

33. Total risk-based capital ratio (4)	7275	11.16%	7205	11.20%	33

(1)	Report amount included in Schedule RC, item 26.b, “Accumulated other comprehensive income.”

(2)	The ratio for column B is item 11 divided by item 27. The ratio for column A is item 11 minus item 28.a divided by (item 27 minus item 30).

(3)	The ratio for column B is item 11 divided by item 62. The ratio for column A is item 11 minus item 28.a divided by (item 62 minus item 29).

(4)	The ratio for column B is item 21 divided by item 62. The ratio for column A is item 21 minus item 28.b divided by (item 62 minus item 29).

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 RC-22 34

Schedule RC-R—Continued

Banks are not required to risk-weight each on-balance sheet asset and the credit equivalent amount of each off-balance sheet item that qualifies for a risk weight of less than 100 percent (50 percent for derivatives) at its lower risk rate. When completing items 34 through 54 of Schedule RC-R, each bank should decide for itself how detailed a risk-weight analysis it wishes to perform. In other words, a bank can choose from among its assets and off-balance sheet items that have a risk weight of less than 100 percent which ones to risk-weight at an appropriate lower risk, or it can simply risk-weight some or all of these items at a 100 percent risk weight (50 percent for derivatives).

	(Column A) Totals (from Schedule RC)	(Column B) Items Not Subject to Risk-Weighting	(Column C)	(Column D)	(Column E)	(Column F)
			Allocation by Risk Weight Category
			0%	20%	50%	100%
Dollar Amounts in Thousands	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou
Balance Sheet Asset Categories

34. Cash and balances due from depository institutions (Column A equals the sum of Schedule RC, items 1.a and 1.b)	RCFD 0010	RCFD C869	RCFD B600	RCFD B601		RCFD B602
	15,680,000	0	3,754,000	11,926,000		0	34

	RCFD 1754	RCFD B603	RCFD B604	RCFD B605	RCFD B606	RCFD B607

35. Held-to-maturity securities	0	0	0	0	0	0	35

	RCFD 1773	RCFD B608	RCFD B609	RCFD B610	RCFD B611	RCFD B612

36. Available-for-sale securities	24,158,000	851,000	2,318,000	18,928,000	388,000	1,673,000	36

37. Federal funds sold and securities purchased under agreements to resell	RCFD C225		RCFD C063	RCFD C064		RCFD B520
	2,423,000		0	2,423,000		0	37

	RCFD 5369	RCFD B617	RCFD B618	RCFD B619	RCFD B620	RCFD B621

38. Loans and leases held for sale	32,024,000	0	0	3,523,000	28,415,000	86,000	38

	RCFD B528	RCFD B622	RCFD B623	RCFD B624	RCFD B625	RCFD B626

39. Loans and leases, net of unearned income	249,760,000	0	0	19,882,000	58,829,000	171,049,000	39

	RCFD 3123	RCFD 3123

40. LESS: Allowance for loan and lease losses	2,336,000	2,336,000					40

	RCFD 3545	RCFD B627	RCFD B628	RCFD B629	RCFD B630	RCFD B631

41. Trading assets	6,313,000	6,313,000	0	0	0	0	41

	RCFD B639	RCFD B640	RCFD B641	RCFD B642	RCFD B643	RCFD 5339

42. All other assets (1)	36,098,000	9,936,000	763,000	572,000	155,000	24,672,000	42

	RCFD 2170	RCFD B644	RCFD 5320	RCFD 5327	RCFD 5334	RCFD 5340

43. Total assets (sum of items 34 through 42)	364,120,000	14,764,000	6,835,000	57,254,000	87,787,000	197,480,000	43

(1)	Includes premises and fixed assets, other real estate owned, investments in unconsolidated subsidiaries and associated companies, customers’ liability on acceptances outstanding, intangible assets, and other assets.

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-23 35

Schedule RC-R—Continued

	(Column A) Face Value or Notional Amount	Credit Conversion Factor	(Column B) Credit Equivalent Amount (1)	(Column C)	(Column D)	(Column E)	(Column F)
				Allocation by Risk Weight Category
				0%	20%	50%	100%
Dollar Amounts in Thousands	Bil | Mil | Thou		Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou
Derivatives and Off-Balance Sheet Items	RCFD B546	See footnote 2	RCFD B547	RCFD B548	RCFD B581	RCFD B582	RCFD B583

44. Financial standby letters of credit	4,443,000	1.000	4,443,000	0	777,000	0	3,666,000	44

45. Performance standby letters of credit	RCFD 3821		RCFD B650	RCFD B651	RCFD B652	RCFD B653	RCFD B654
	6,090,000.50		3,045,000	0	338,000	0	2,707,000	45

46. Commercial and similar letters of credit	RCFD 3411		RCFD B655	RCFD B656	RCFD B657	RCFD B658	RCFD B659
	358,000.20		71,600	0	0	0	71,600	46

47. Risk participations in bankers acceptances acquired by the reporting institution	RCFD 3429		RCFD B660	RCFD B661	RCFD B662		RCFD B663

	0	1.00	0	0	0		0	47

	RCFD 3433		RCFD B664	RCFD B665	RCFD B666	RCFD B667	RCFD B668

48. Securities lent	207,000	1.00	207,000	0	207,000	0	0	48

49. Retained recourse on small business obligations sold with recourse	RCFD A250		RCFD B669	RCFD B670	RCFD B671	RCFD B672	RCFD B673
	0	1.00	0	0	0	0	0	49

50. Recourse and direct credit substitutes (other than financial standby letters of credit) subject to the low-level exposure rule and residual interests subject to a dollar-for-dollar capital requirement

	RCFD B541	* Below	RCFD B542				RCFD B543

	114,000	M	1,018,000				1,018,000	50

51. All other financial assets sold with recourse	RCFD B675		RCFD B676	RCFD B677	RCFD B678	RCFD B679	RCFD B680
	0	1.00	0	0	0	0	0	51

52. All other off-balance sheet liabilities	RCFD B681		RCFD B682	RCFD B683	RCFD B684	RCFD B685	RCFD B686
	157,000	1.00	157,000	0	29,000	0	128,000	52

53. Unused commitments with an original maturity exceeding one year	RCFD 3833		RCFD B687	RCFD B688	RCFD B689	RCFD B690	RCFD B691

	53,500,000.50		26,750,000	0	30,000	1,054,000	25,666,000	53

			RCFD A167	RCFD B693	RCFD B694	RCFD B695

54. Derivative contracts			8,737,000	425,000	4,502,000	3,810,000		54

(1)	Column A multiplied by credit conversion factor.

(2)	For financial standby letters of credit to which the low-level exposure rule applies, use a credit conversion factor of 12.5 or an institution-specific factor. For other financial standby letters of credit, use a credit conversion factor of 1.00. See instructions for further information.

(3)	Or institution specific factor. (Entering an ‘M’ allows for data entry in Column B.)

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-24 36

Schedule RC-R—Continued

	(Column C)	(Column D)	(Column E)	(Column F)
	Allocation by Risk Weight Category
	0%	20%	50%	100%
Dollar Amounts in Thousands	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou
Totals
55. Total assets, derivatives, and off-balance sheet items by risk weight category (for each column, sum of items 43 through 54)	RCFD B696	RCFD B697	RCFD B698	RCFD B699
	7,260,000	63,137,000	92,651,000	230,736,600	55

56. Risk weight factor	*0%	* 20%	* 50%	* 100%	56

57. Risk-weighted assets by risk weight category (for each column, item 55 multiplied by item 56)	RCFD B700	RCFD B701	RCFD B702	RCFD B703
	0	12,627,400	46,325,500	230,736,600	57

				RCFD 1651

58. Market risk equivalent assets				2,645,000	58

59. Risk-weighted assets before deductions for excess allowance for loan and lease losses and allocated transfer risk reserve (sum of item 57, columns C through F, and item 58)				RCFD B704

				292,334,500	59

				RCFD A222

60. LESS: Excess allowance for loan and lease losses				0	60

61. LESS: Allocated transfer risk reserve				RCFD 3128

				0	61

				RCFD A223

62. Total risk-weighted assets (item 59 minus items 60 and 61)				292,334,500	62

Dollar Amounts in Thousands	RCFD	Bil | Mil | Thou
Memoranda
1. Current credit exposure across all derivative contracts covered by the risk-based capital standards	8764	4,753,000	M.1

		With a remaining maturity of
		(Column A) One year or less		(Column B) Over one year through five years		(Column C) Over five years
	RCFD	Tril | Bil | Mil | Thou	RCFD	Tril | Bil | Mil | Thou	RCFD	Tril | Bil | Mil | Thou
2. Notional principal amounts of derivative contracts: (1)

a. Interest rate contracts	3809	244,375,000	8766	79,107,000	8767	53,605,000	M.2.a

b. Foreign exchange contracts	3812	11,422,000	8769	4,797,000	8770	687,000	M.2.b

c. Gold contracts	8771	0	8772	0	8773	0	M.2.c

d. Other precious metals contracts	8774	0	8775	0	8776	0	M.2.d

e. Other commodity contracts	8777	17,196,000	8778	5,084,000	8779	0	M.2.e

f. Equity derivative contracts	A000	304,000	A001	207,000	A002	151,000	M.2.f

(1)	Exclude foreign exchange contracts with an original maturity of 14 days or less and all futures contracts.

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 RC-25 37

Schedule RC-S—Servicing, Securitization and Asset Sale Activities

	(Column A) 1-4 Family Residential Loans	(Column B) Home Equity Lines	(Column C) Credit Card Receivables	(Column D) Auto Loans	(Column E) Other Consumer Loans	(Column F) Commercial and Industrial Loans	(Column G) All Other Loans and All Leases
Dollar Amounts in Thousands	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou
Bank Securitization Activities

1. Outstanding principal balance of assets sold and securitized by the reporting bank with servicing retained or with recourse or other seller-provided credit enhancements
	RCFD B705	RCFD B706	RCFD B707	RCFD B708	RCFD B709	RCFD B710	RCFD B711

	251,426,000	0	0	50,000	251,000	0	9,574,000	1

2. Maximum amount of credit exposure arising from recourse or other seller-provided credit enhancements provided to structurs reported in item 1 in the form of:

a. Retained interest-only strips (included in Schedules RC-B or RC-F or in Schedule RC, item 5)	RCFD B712	RCFD B713	RCFD B714	RCFD B715	RCFD B716	RCFD B717	RCFD B718

	0	0	0	0	5,000	0	0	2.a

b. Subordinated securities and other residual interests	RCFD C393	RCFD C394	RCFD C395	RCFD C396	RCFD C397	RCFD C398	RCFD C399

	0	0	0	0	0	0	0	2.b

c. Standby letters of credit and other enhancements	RCFD C400	RCFD C401	RCFD C402	RCFD C403	RCFD C404	RCFD C405	RCFD C406

	0	0	0	0	0	0	0	2.c

3. Reporting bank’s unused commitments to provide liquidity to structures reported in item 1
	RCFD B726	RCFD B727	RCFD B728	RCFD B729	RCFD B730	RCFD B731	RCFD B732

	0	0	0	0	0	0	0	3

4. Past due loan amounts included in item 1:	RCFD B733	RCFD B734	RCFD B735	RCFD B736	RCFD B737	RCFD B738	RCFD B739

a. 30-89 days past due	6,863,000	0	0	1,000	12,000	0	0	4.a

	RCFD B740	RCFD B741	RCFD B742	RCFD B743	RCFD B744	RCFD B745	RCFD B746

b. 90 days or more past due	2,991,000	0	0	0	10,000	0	0	4.b

5. Charge-offs and recoveries on assets sold and securitized with servicing retained or with recourse or other seller-provided credit enhancements (calendar year-to-date):
	RIAD B747	RIAD B748	RIAD B749	RIAD B750	RIAD B751	RIAD B752	RIAD B753

a. Charge-offs	0	0	0	1,000	0	0	0	5.a

	RIAD B754	RIAD B755	RIAD B756	RIAD B757	RIAD B758	RIAD B759	RIAD B760

b. Recoveries	0	0	0	0	0	0	0	5.b

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-26 38

Schedule RC-S—Continued

	(Column A) 1-4 Family Residential Loans	(Column B) Home Equity Lines	(Column C) Credit Card Receivables	(Column D) Auto Loans	(Column E) Other Consumer Loans	(Column F) Commercial and Industrial Loans	(Column G) All Other Loans and All Leases
Dollar Amounts in Thousands	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou
6. Amount of ownership (or seller’s) interest carried as:		RCFD B761	RCFD B762			RCFD B763

a. Securities (included in RC-B or RC, item 5)		0	0			0		6.a

		RCFD B500	RCFD B501			RCFD B502

b. Loans (included in Schedule RC-C)		0	0			0		6.b

7. Past due loan amounts included in interests reported in item 6.a:		RCFD B764	RCFD B765			RCFD B766

a. 30-89 days past due		0	0			0		7.a

		RCFD B767	RCFD B768			RCFD B769

b. 90 days or more past due		0	0			0		7.b

8. Charge-offs and recoveries on loan amounts included in interests reported in item 6.a (calendar year-to-date):		RIAD B770	RIAD B771			RIAD B772

a. Charge-offs		0	0			o		8.a

		RIAD B773	RIAD B774			RIAD B775

b. Recoveries		0	0			0		8.b

For Securitization Facilities Sponsored By or Otherwise Established By Other Institutions

9. Maximum amount of credit exposure arising from credit enhancements provided by the reporting bank to other institutions’ securitization structures in the form of standby letters of credit, purchased subordinated securities, and other enhancements	RCFD B776 0	RCFD B777 0	RCFD B778 0	RCFD B779 0	RCFD B780 0	RCFD B781 0	RCFD B782 0	9

10. Reporting bank’s unused commitments to provide liquidity to other institutions’ securitization structures	RCFD B783 0	RCFD B784 0	RCFD B785 0	RCFD B786 0	RCFD B787 0	RCFD B788 0	RCFD B789 0	10

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-27 39

Schedule RC-S—Continued

	(Column A) 1-4 Family Residential Loans	(Column B) Home Equity Lines	(Column C) Credit Card Receivables	(Column D) Auto Loans	(Column E) Other Consumer Loans	(Column F) Commercial and Industrial Loans	(Column G) All Other Loans and All Leases
Dollar Amounts in Thousands	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou	Bil | Mil | Thou
Bank Asset Sales

11. Assets sold with recourse or other seller- provided credit enhancements and not securitized by the reporting bank	RCFD B790 0	RCFD B791 0	RCFD B792 0	RCFD B793 0	RCFD B794 0	RCFD B795 0	RCFD B796 0	11

12. Maximum amount of credit exposure arising from recourse or other seller- provided credit enhancements provided to assets reported in item 11	RCFD B797 0	RCFD B798 0	RCFD B799 0	RCFD B800 0	RCFD B801 0	RCFD B802 0	RCFD B803 0	12

Memoranda

Dollar Amounts in Thousands	RCFD	Bil | Mil | Thou
1. Small Business obligations transferred with recourse under Section 208 of the Riegle Community Development and Regulatory Improvement Act of 1994:

a. Outstanding principal balance	A249	0	M.1.a

b. Amount of retained recourse on these obligations as of the report date	A250	0	M.1.b

2. Outstanding principal balance of assets serviced for others:

a. 1-4 family residential mortgages serviced with recourse or other servicer-provided credit enhancements	B804	155,000	M.2.a

b. 1-4 family residential mortgages serviced with no recourse or other servicer-provided credit enhancements	B805	705,700,000	M.2.b

c. Other financial assets (1)	A591	80,451,000	M.2.c

3. Asset-backed commercial paper conduits:
a. Maximum amount of credit exposure arising from credit enhancements provided to conduit structures in the form of standby letters of credit, subordinated securities, and other enhancements:

(1) Conduits sponsored by the bank, a bank affiliate, or the bank’s holding company	B806	0	M.3.a.1

(2) Conduits sponsored by other unrelated institutions	B807	0	M.3.a.2

b. Unused commitments to provide liquidity to conduit structures:

(1) Conduits sponsored by the bank, a bank affiliate, or the bank’s holding company	B808	0	M.3.b.1

(2) Conduits sponsored by other unrelated institutions	B809	0	M.3.b.2

4. Outstanding credit card fees and finance charges included in Schedule RC-S, item 1, column C (2)	C407	0	M.4

(1)	Memorandum item 2.c is to be completed if the principal balance of other financial assets serviced for others is more than $10 million.

(2)	Memorandum item 4 is to be completed by banks that (1) together with affiliated institutions, have outstanding credit card receivables (as defined in the instructions) that exceed $500 million as of the report date or (2) are credit card specialty banks as defined for Uniform Bank Performance Report purposes.

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 Page RC-28 40

Schedule RC-T—Fiduciary and Related Services

Items 12 through 23 and Memorandum item 4 will not be made available to the public on an individual institution basis.

	RCFD	YES /NO
1. Does the institution have fiduciary powers? (If “NO”, do not complete Schedule RC-T.)	A345	YES	1
	RCFD	YES / NO

2. Does the institution exercise the fiduciary powers it has been granted?	A346	YES	2

3. Does the institution have any fiduciary or related activity (in the form of assets or accounts)?	RCFD	YES / NO

(If “NO,” do not complete the rest of Schedule RC-T.)	B867	YES	3

If the answer to item 3 is “YES”, complete the applicable items of Schedule RC-T, as follows:

Institutions with total fiduciary assets (item 9, sum of columns A and B) greater than $250 million (as of the preceding December 31) or with gross fiduciary and related services income greater than 10% of revenue (net interest income plus noninterest income) for the preceeding calendar year must complete:

•	Items 4 through 19.a quarterly,

•	Items 20 through 23 annually with the December report, and

•	Memorandum items 1 through 4 annually with the December report.

Institutions with total fiduciary assets (item 9, sum of columns A and B) greater than $100 million but less than or equal to $250 million (as of the preceding December 31) that do not meet the fiduciary income test for quarterly reporting must complete:

•	Items 4 through 23 annually with the December report, and

•	Memorandum items 1 through 4 annually with the December report.

Institutions with total fiduciary assets (item 9, sum of columns A and B) of $100 million or less (as of the preceding December 31) that do not meet the fiduciary income test for quarterly reporting must complete:

•	Items 4 through 11 annually with the December report, and

•	Memorandum items 1 through 3 annually with the December report.

	(Column A) Managed Assets	(Column B) Non-Managed Assets	(Column C) Number of Managed Accounts	(Column D) Number of Non-Managed Accounts
Dollar Amounts in Thousands	Tril | Bil | Mil | Thou	Tril | Bil | Mil | Thou
FIDUCIARY AND RELATED ASSETS	RCFD B868	RCFD B869	RCFD B870	RCFD B871

4. Personal trust and agency accounts	38,131,000	3,455,000	39,970	1,870	4

5. Retirement related trust and agency accounts:	RCFD B872	RCFD B873	RCFD B874	RCFD B875

a. Employee benefit-defined contribution	2,084,000	59,066,000	665	9,906	5.a

	RCFD B876	RCFD B877	RCFD B878	RCFD B879

b. Employee benefit-defined benefit	3,610,000	32,290,000	303	1,174	5.b

	RCFD B880	RCFD B881	RCFD B882	RCFD B883

c. Other retirement accounts	2,351,000	1503,000	4,806	1,050	5.c

	RCFD B884	RCFD B885	RCFD C001	RCFD C002

6. Corporate trust and agency accounts	827,000	149,067,000	73	32,114	6

	RCFD B886		RCFD B888

7. Inventment management agency accounts	28,463,000		9,544		7

	RCFD B890	RCFD B891	RCFD B892	RCFD B893

8. Other fiduciary accounts	14,096,000	16,850,000	8,815	3,778	8

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 RC-29 41

Schedule RC-T—Continued

	(Column A) Managed Assets	(Column B) Non-Managed Assets	(Column C) Number of Managed Accounts	(Column D) Number of Non-Managed Accounts
Dollar Amounts in Thousands	Tril | Bil | Mil | Thou	Tril | Bil | Mil | Thou
FIDUCIARY AND RELATED ASSETS—Continued

9. Total fiduciary accounts	RCFD B894	RCFD B895	RCFD B896	RCFD B897

(sum of items 4 through 8)	89,562,000	261,231,000	64,176	49,892	9

		RCFD B898		RCFD B899

10. Custody and safekeeping accounts		341,626,000		8,290	10

11. Fiduciary accounts held in foreign	RCFN B900	RCFN B901	RCFN B902	RCFN B903

offices (included in items 9 and 10)	0	0	0	0	11

Dollar Amounts in Thousands			RIAD	Bil | Mil | Thou
FIDUCIARY AND RELATED SERVICES INCOME

12. Personal trust and agency accounts			B904	143,000	12

13. Retirement related trust and agency accounts:

a. Employee benefit—defined contribution			B905	65,000	13.a

b. Employee benefit—defined benefit			B906	16,000	13.b

c. Other retirement accounts			B907	15,000	13.c

14. Corporate trust and agency accounts			A479	77,000	14

15. Investment management agency accounts			B908	72,000	15

16. Other fiduciary accounts			A480	14,000	16

17. Custody and safekeeping accounts			B909	35,000	17

18. Other fiduciary and related services income			B910	0	18

19. Total gross fiduciary and related services income (sum of items 12 through 18) (must equal Schedule RI, item 5.a)			4070	437,000	19

a. Fiduciary and related services income-foreign offices (included in item 19)	B912	0		s	19.a

20. Less: Expenses			C058	N/A	20

21. Less: Net losses from fiduciary and related services			A488	N/A	21

22. Plus: Intracompany income credits for fiduciary and related services			B911	N/A	22

23. Net fiduciary and related services income			A491	N/A	23

Managed Assets
Dollar Amounts in Thousands	RCFD	Bil | Mil | Thou
Memoranda

1. Managed assets held in personal trust and agency accounts:

a. Non interest-bearing deposits	B913	N/A	M.1.a

b. Interest-bearing deposits	B914	N/A	M.1.b

c. U.S. Treasury and U.S. Government agency obligations	B915	N/A	M.1.c

d. State, county and municipal obligations	B916	N/A	M.1.d

e. Money market mutual funds	B917	N/A	M.1.e

f. Other short-term obligations	B918	N/A	M.1.f

g. Other notes and bonds	B919	N/A	M.1.g

h. Common and preferred stocks	B920	N/A	M.1.h

i. Real estate mortgages	B921	N/A	M.1.i

j. Real estate	B922	N/A	M.1.j

k. Miscellaneous assets	B923	N/A	M.1.k

l. Total managed assets held in personal trust and agency accounts (sum of Memorandum items 1.a through 1.k) (must equal Schedule RC-T, item 4, column A)	B868	N/A	M.1.l

Wells Fargo Bank National Association Legal Title of Bank FDIC Certificate Number: 03511 Transmitted to Fidelity as 0034639 on 07/29/05	FFIEC 031 RC-30 42

Schedule RC-T—Continued

Memoranda—Continued

		(Column A) Number of Issues	(Column B) Principal Amt Outstanding
Dollar Amounts in Thousands			Tril | Bil | Mil | Thou
2. Corporate trust and agency accounts:	RCFD		RCFD B928

a. Corporate and municipal trusteeships	B927	N/A	N/A	M.2.a

b. Transfer agent, registrar, paying agent, and other corporate agency	B929	N/A		M.2.b

		(Column A) Number of Funds		(Column B) Market Value of Fund Assets
Dollar Amounts in Thousands	RCFD	Mil | Thou	RCFD	Bil | Mil | Thou
3. Collective investment funds and common trust funds:

a. Domestic equity	B931	N/A	B932	N/A	M.3.a

b. International/Global equity	B933	N/A	B934	N/A	M.3.b

c. Stock/Bond blend	B935	N/A	B936	N/A	M.3.c

d. Taxable bond	B937	N/A	B938	N/A	M.3.d

e. Municipal bond	B939	N/A	B940	N/A	M.3.e

f. Short term investments/Money market	B941	N/A	B942	N/A	M.3.f

g. Specialty/Other	B943	N/A	B944	N/A	M.3.g

h. Total collective investment funds (sum of Memorandum items 3.a through 3.g)	B945	N/A	B946	N/A	M.3.h

		(Column A) Gross Losses Managed Accounts		(Column B) Gross Losses Non-Managed Accounts		(Column C) Recoveries
Dollar Amounts in Thousands	RIAD	Mil | Thou	RIAD	Mil | Thou	RIAD	| Mil | Thou
4. Fiduciary settlements, surcharges and other losses:

a. Personal trust and agency accounts	B947	N/A	B948	N/A	B949	N/A	M.4.a

b. Retirement related trust and agency accounts	B950	N/A	B951	N/A	B952	N/A	M.4.b

c. Investment management agency accounts	B953	N/A	B954	N/A	B955	N/A	M.4.c

d. Other fiduciary accounts and related services	B956	N/A	B957	N/A	B958	N/A	M.4.d

e. Total fiduciary settlements, surcharges, and other losses (sum of Memorandum items 4.a through 4.d) (sum of columns A and B minus column C must equal Schedule RC-T, item 21)	B959	N/A	B960	N/A	B961	N/A	M.4.e

Person to whom questions about Schedule RC-T—Fiduciary and Related Services should be directed:

Karen B. Martin, Vice President
Name and Title (TEXT B962)

karen.b.martin@wellsfargo.com
E-mail Address (TEXT B926)

(612) 667-3975	(612) 667-3659
Telephone: Area code/phone number/extension (TEXT B963)	FAX: Area code/phone number (TEXT B964)

FDIC Certificate Number: 03511	FFIEC 031 Page RC-31 43

Optional Narrative Statement Concerning the Amounts

Reported in the Reports of Condition and Income

The management of the reporting bank may, if it wishes, submit a brief narrative statement on the amounts reported in the Reports of Condition and Income. This optional statement will be made available to the public, along with the publicly available data in the Reports of Condition and Income, in response to any request for individual bank report data. However, the information reported in Schedule RC-T, items 12 through 23 and Memorandum item 4, is regarded as confidential and will not be released to the public. BANKS CHOOSING TO SUBMIT THE NARRATIVE STATEMENT SHOULD ENSURE THAT THE STATEMENT DOES NOT CONTAIN THE NAMES OR OTHER IDENTIFICATIONS OF INDIVIDUAL BANK CUSTOMERS, REFERENCES TO THE AMOUNTS REPORTED IN THE CONFIDENTIAL ITEMS IN SCHEDULE RC-T, OR ANY OTHER INFORMATION THAT THEY ARE NOT WILLING TO HAVE MADE PUBLIC OR THAT WOULD COMPROMISE THE PRIVACY OF THEIR CUSTOMERS. Banks choosing not to make a statement may check the “No comment” box below and should make no entries of any kind in the space provided for the narrative statement; I.e., DO NOT enter in this space such phrases as “No statement,” “Not applicable,” “N/A,” “No comment,” and “None.”

The optional statement must be entered on this sheet. The statement should not exceed 100 words. Further, regardless of the number of words, the statement must not exceed 750 characters, including punctuation, indentation, and standard spacing between words and sentences. If any submission should exceed 750 characters, as defined, it will be truncated at 750 characters with no notice to the submitting bank and the truncated statement will appear as the bank’s statement both on agency computerized records and in computer-file releases to the public.

All information furnished by the bank in the narrative statement must be accurate and not misleading. Appropriate efforts shall be taken by the submitting bank to ensure the statement’s accuracy. The statement must be signed, in the space provided below, by a senior officer of the bank who thereby attests to its acuracy.

If, subsequent to the original submission, material changes are submitted for the data reported in the Reports of Condition and Income, the existing narrative statement will be deleted from the files, and from disclosure; the bank, at its option, may replace it with a statement, under signature, appropriate to the amended data.

The optional narrative statement will appear in agency records and in release to the public exactly as submitted (or amended as described in the preceding paragraph) by the management of the bank (except for the truncation of the statements exceeding the 750-character limit described above.) THE STATEMENT WILL NOT BE EDITED OR SCREENED IN ANY WAY BY THE SUPERVISORY AGENCIES FOR ACCURACY OR RELEVANCE. DISCLOSURE OF THE STATEMENT SHALL NOT SIGNIFY THAT ANY FEDERAL SUPERVISORY AGENCY HAS VERIFIED OR CONFIRMED THE ACCURACY OF THE INFORMATION CONTAINED THEREIN. A STATEMENT TO THIS EFFECT WILL APPEAR ON ANY PUBLIC RELEASE OF THE OPTIONAL STATEMENT SUBMITTED BY THE MANAGEMENT OF THE REPORTING BANK.

X = NO COMMENT Y = COMMENT	X (RCON 6979)
BANK MANAGEMENT STATEMENT (please type or print clearly):
TEXT

6980

THIS PAGE IS TO BE COMPLETED BY ALL BANKS	44

NAME AND ADDRESS OF BANK	OMB No. For OCC: 1557-0081
OMB No. For FDIC: 3064-0052
OMB No. For Federal Reserve: 7100-0036

Wells Fargo Bank National Association	Expiration Date: 3/31/2007
101 North Phillips Avenue
Sioux Falls, SD 57104	SPECIAL REPORT
(Dollar Amounts in Thousands)

	CLOSE OF BUSINESS DATE	FDIC Certificate Number
	06/30/2005	03511

LOANS TO EXECUTIVE OFFICERS (Complete as of each Call Report Date)

The following information is required by Public Laws 90-44 and 102-242, but does not constitute a part of the Report of Condition. With each Report of Condition, these Laws require all banks to furnish a report of all loans or other extensions of credit to their executive officers made since the date of the previous Report of Condition. Data regarding individual loans or other extensions of credit are not required. If no such loans or other extensions of credit were made during the period, insert “none” against subitem (a). (Excluded the first $15,000 of indebtedness of each executive officer under bank credit card plan.)

See Sections 215.2 and 215.3 of Title 12 of the Code of Federal Regulations (Federal Reserve Board Regulation O) for the definitions of “executive officer” and “extension of credit,” respectively. Exclude loans and other extensions of credit to directors and principal shareholders who are not executive officers.

			RCFD
a. Number of loans made to executive officers since the previous Call Report date			3561	0	a

b. Total dollar amount of above loans (in thousands of dollars)			3562	0	b

c. Range of interest charged on above loans	RCFD	From	RCFD	To

(example: 9-3/4% = 9.75)	7701	0.00%	7702	0.00%	c

SIGNATURE AND TITLE OF OFFICER AUTHORIZED TO SIGN REPORT	DATE (Month, Day, Year)

7/19/2005
Vice President